As filed with the Securities and Exchange Commission on


                                  July 14, 1999

                           Registration No. 333-71505


             ======================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                          Pre-Effective Amendment No. 2
                                       to


                                    Form S-6

                                 ---------------


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                                ----------------


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (EXACT NAME OF REGISTRANT)

                                ----------------


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                                ----------------


                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                                -----------------


Title of Securities Being Registered: Securities of Unit Investment Trust

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies - - Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

      ITEM NO. OF
      FORM N-8B-2         CAPTION IN PROSPECTUS
      -----------         ---------------------

         1                Cover Page
         2                Cover Page
         3                Not Applicable
         4                Ameritas Variable Life Insurance Company; Distribution
                          of the Policies
         5                The Separate Account
         6                The Separate Account
         7                Not Required
         8                Not Required
         9                Legal Proceedings
        10                Summary;   Addition,  Deletion  or   Substitution   of
                          Investments; Policy  Benefits;  Policy Rights; Payment
                          and Allocation of Premiums; General Provisions; Voting
                          Rights
        11                Summary; The Funds
        12                Summary; The Funds
        13                Summary; The Funds - Charges and Deductions
        14                Summary; Payment and Allocation of Premiums
        15                Summary; Payment and Allocation of Premiums

        16 Summary; The Funds; Variable Insurance Products Fund, Variable Insurance Products Fund II, Alger American Fund, MFS Variable Insurance Trust, Morgan Stanley Dean Witter Universal Funds, Inc.

        17                Summary, Policy Rights

        18 The Funds; Variable Insurance Products Fund, Variable Insurance Products Fund II, Alger American Fund, MFS Variable Insurance Trust, Morgan Stanley Dean Witter Universal Funds, Inc.

        19                General Provisions; Voting Rights
        20                Not Applicable
        21                Summary; Policy Rights; General Provisions
        22                Not Applicable
        23                Safekeeping of the Separate Account's Assets
        24                General Provisions
        25                Ameritas Variable Life Insurance Company
        26                Not Applicable
        27                Ameritas Variable Life Insurance Company
        28                Executive  Officers  and Directors of  AVLIC; Ameritas
                          Variable Life Insurance Company
        29                Ameritas Variable Life Insurance Company
        30                Not Applicable
        31                Not Applicable
        32                Not Applicable
        33                Not Applicable
        34                Not Applicable
        35                Not Applicable
        36                Not Required
        37                Not Applicable
        38                Distribution of the Policies
        39                Distribution of the Policies
        40                Distribution of the Policies
        41                Distribution of the Policies
        42                Not Applicable
        43                Not Applicable
        44                Accumulation Value, Payment and Allocation of Premiums

      ITEM NO. OF
      FORM N-8B-2        CAPTION IN PROSPECTUS
      -----------        ---------------------

             45          Not Applicable
             46          The Funds; Accumulation Value
             47          The Funds
             48          State Regulation
             49          Not Applicable
             50          The Separate Account
             51          Cover Page;  Summary; Policy Benefits;  Payment
                         and Allocation of Premiums; Charges and Deductions
             52          Addition, Deletion or Substitution of Investments
             53          Summary; Federal Tax Matters
             54          Not Applicable
             55          Not Applicable
             56          Not Required
             57          Not Required
             58          Not Required
             59          Financial Statements

                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO

PROSPECTUS




BRAVO! -- A Survivorship Flexible Premium Variable Universal Life
                                                                 5900 "O" Street
Insurance Policy issued by Ameritas Variable Life Insurance Company
                                               P.O. Box 82550/Lincoln, NE  68501
--------------------------------------------------------------------------------


BRAVO! is a survivorship flexible premium variable universal life insurance Policy ("Policy"), issued by Ameritas Variable Life Insurance Company ("AVLIC"), that pays a death benefit upon the Second Death. There is no benefit payable on the death of the first Insured. Like traditional life insurance policies, a BRAVO! Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, BRAVO! lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.


A BRAVO! Policy is different from traditional life insurance policies in another important way: you select how Policy premiums will be invested. Although each Policy Owner is guaranteed a minimum Death Benefit, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.


The Investment Options available through BRAVO! include investment portfolios managed by Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, and Morgan Stanley Dean Witter Investment Management Inc. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this BRAVO! prospectus. You may also choose to allocate premium payments to the Fixed Account managed by AVLIC.


A BRAVO! Policy will be issued after AVLIC accepts a prospective Policy Owner's application. Generally, an application must specify a Death Benefit no less than $100,000. BRAVO! Policies are available to cover individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85. A BRAVO! Policy, once purchased, may generally be canceled within 10 days after you receive it.

This  BRAVO!   prospectus  is  designed  to  assist  you  in  understanding  the opportunity and risks associated with the purchase of a BRAVO! Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the BRAVO! Policy, information about AVLIC, a list of the investment portfolios to which you may allocate premium payments, and a detailed description of the BRAVO! Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through BRAVO!

Although the BRAVO! Policy is designed to provide life insurance, a BRAVO! Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a BRAVO! Policy involves investment risk, including the possible loss of principal. For this reason, BRAVO! may not be suitable for all individuals. It may not be advantageous to purchase a BRAVO! Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another survivorship flexible premium variable universal life insurance policy.

The  Securities   and  Exchange   Commission   ("SEC")   maintains  a  web  site
(http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved these securities, or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.



                                    ______ , 1999

                                     BRAVO!
                                        1

TABLE OF CONTENTS                                                           PAGE

DEFINITIONS..................................................................  3
SUMMARY......................................................................  6
YEAR 2000.................................................................... 10
AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS ................................... 11
         Ameritas Variable Life Insurance Company............................ 11
         The Separate Account  .............................................. 11
         Performance Information............................................. 12
         The Funds........................................................... 12
         Investment Objectives and Policies of the Funds' Portfolios......... 14
         Addition, Deletion or Substitution of Investments................... 18
         Fixed Account....................................................... 18
POLICY BENEFITS.............................................................. 19
         Purposes of the Policy.............................................. 19
         Death Benefit Proceeds.............................................. 19
         Death Benefit Options............................................... 20
         Methods of Affecting Insurance Protection........................... 21
         Duration of Policy.................................................. 21
         Accumulation Value.................................................. 21
         Payment of Policy Benefits.......................................... 22
POLICY RIGHTS................................................................ 23
         Loan Benefits....................................................... 23
         Surrenders.......................................................... 24
         Partial Withdrawals................................................. 24
         Transfers........................................................... 24
         Systematic Programs................................................. 25
         Free Look Privilege................................................. 25
PAYMENT AND ALLOCATION OF PREMIUMS........................................... 25
         Issuance of a Policy................................................ 25
         Premiums............................................................ 26
         Allocation of Premiums and Accumulation Value....................... 27
         Policy Lapse and Reinstatement...................................... 27
CHARGES AND DEDUCTIONS....................................................... 28
         Deductions From Premium Payments.................................... 28
         Charges From Accumulation Value..................................... 28
         Surrender Charge.................................................... 29
         Daily Charges Against the Separate Account.......................... 30
         Fund Expense Summary................................................ 30
GENERAL PROVISIONS........................................................... 32
DISTRIBUTION OF THE POLICIES................................................. 35
FEDERAL TAX MATTERS.......................................................... 35
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS................................. 38
THIRD PARTY SERVICES......................................................... 38
VOTING RIGHTS................................................................ 38
STATE REGULATION OF AVLIC.................................................... 38
EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC.................................... 38
LEGAL MATTERS................................................................ 40
LEGAL PROCEEDINGS............................................................ 40
EXPERTS...................................................................... 40
ADDITIONAL INFORMATION....................................................... 40
FINANCIAL STATEMENTS......................................................... 41
AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V............... F-I-1
AMERITAS VARIABLE LIFE INSURANCE COMPANY................................. F-II-I
APPENDICES...............................................................    A-1

The Policy, certain Funds, and/or certain riders are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


                                     BRAVO!
                                        2

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account V, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for expenses of ongoing administrative services to the Policy Owners as a group.

ATTAINED AGE - The Issue Age of the younger Insured plus the number of complete Policy Years that the Policy has been in force.

AVLIC ("we, us, our") - Ameritas Variable Life Insurance Company, a Nebraska stock company. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the Second Death. (See the sections on Beneficiary and Change of Beneficiary.)


COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Issue Age, sex, and risk class of each Insured and the Policy duration. The Cost of Insurance is part of the Monthly Deduction.


DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by AVLIC of Satisfactory Proof of Death of both Insureds while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of the Second Death.



FIXED ACCOUNT - An account that is a part of AVLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of AVLIC includes all of AVLIC's assets except those assets segregated into separate accounts such as Separate Account V.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy Owner's last known address. If the Policy Owner makes the payment specified in the notification of lapse, the Policy will not lapse.

GUARANTEED DEATH BENEFIT (IN MARYLAND, "GUARANTEED DEATH BENEFIT TO PREVENT LAPSE") PERIOD - The number of years the "Guaranteed Death Benefit" provision will apply. The period extends to Attained Age 85 but in no event is less than 10 years, and may be restricted as a result of state law. Not available in Massachusetts. This benefit is provided without an additional Policy charge.

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

INSUREDS - The two persons whose lives are insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The actual age of each Insured on the Policy Date.


                                     BRAVO!
                                        3

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MINIMUM PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the first sixty Policy months ("Minimum Benefit" Period) so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.


MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for the risk that mortality and expense costs may be greater than expected.


NET AMOUNT AT RISK - The amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt.


NET PREMIUM - Premium paid less the Percent of Premium Charge for Taxes.


OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE FOR TAXES - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium.

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Benefit or the Guaranteed Death Benefit.

POLICY - The survivorship flexible premium variable universal life insurance Policy offered by AVLIC and described in this prospectus.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) unless there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

SATISFACTORY PROOF OF DEATH - Satisfactory Proof of Death must be provided to us at the time of death of each Insured. Satisfactory Proof of Death means all of the following must be submitted:


                                     BRAVO!
                                        4

         (1) A  certified  copy  of  both  death  certificates;
         (2) A  Claimant Statement;
         (3) The Policy; and
         (4) Any other information that AVLIC may reasonably require to establish the validity of the claim.

SECOND DEATH - The later of the dates of death of the Insureds.

SEPARATE ACCOUNT V - This term refers to Separate Account V, a separate investment account established by AVLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policy Owner to Separate Account V. Separate Account V is segregated from the General Account and all other assets of AVLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy Owner.

SUBACCOUNT - A subdivision of Separate Account V. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy for the Net Cash Surrender Value while at least one Insured is alive.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered on or before the 14th Policy Anniversary Date or, in the case of an increase in the Specified Amount, on or before the 14th anniversary of the increase.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.


                                     BRAVO!
                                        5

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY

                                PREMIUM PAYMENTS
                       You can vary amount and frequency.


                            DEDUCTIONS FROM PREMIUMS

      Percent of Premium Charge for Taxes - currently 2.25% (maximum 3.0%)


                                   NET PREMIUM


The net premium may be invested in the Fixed Account or in Separate Account V which offers 26 different Subaccounts. The Subaccounts invest in the corresponding portfolios of Variable Insurance Products Fund, Variable Insurance Products Fund II, The Alger American Fund, MFS Variable Insurance Trust, or Morgan Stanley Dean Witter Universal Funds, Inc. ("Funds").


                             DEDUCTIONS FROM ASSETS

Monthly charge for Cost of Insurance and cost of any riders.

Monthly charge for administrative expenses of the Policy (maximum charge $16.00/month plus a charge per month per $1000 of Specified Amount that varies by the younger Insured's Issue Age).


                                  Current Monthly Charge                              Plus        Current Monthly Charge
                                  For Specified Amounts:                                           By Issue Age (/1000/month):

                                   Up to        $1,000,000 up     $5,000,000
                                   $1,000,000   to $5,000,000      or more                        20 - 44        45 - 64        65 +
                                   ----------   -------------      -------                        -------        -------        ----
Policy Year:
1 - 5                            $16.00          $ 8.00            $ 0.00                         $.10           $.08           $.05
6 +                              $ 8.00          $ 4.00            $ 0.00                         $.00           $.00           $.00

Maximum
Monthly Charge:                  $16.00          $16.00            $16.00             Plus        $.10           $.08           $.05



Daily charge from the Subaccounts (not deducted from the Fixed Account):

                                                        Policy Years 1-15                              Policy Years 16+

Mortality and Expense Risk Charge                             0.75%                                          0.30%
Asset-Based Administrative Expense Charge                     0.15%                                          0.15%
                                                              -----                                          -----
Combined annual rate of Subaccount
    daily charges                                             0.90%                                          0.45%


                                     BRAVO!
                                        6

Fund expense charges, which ranged from .28% to 1.95% at the most recent fiscal year end, are also deducted.

           LIVING BENEFITS                                  RETIREMENT INCOME                  DEATH BENEFITS

You may make  partial  withdrawals,  subject  to            Loans  may be  available  on a     Generally, Death
certain restrictions.  The Death Benefit will be            more favorable interest  rate      Benefit  income is tax
reduced  by the  amount  of the  partial withdrawal.        basis after the tenth Policy Year. free to the  Beneficiary.
AVLIC guarantees up to 15 free transfers                    Should the Policy lapse while      The Beneficiary may be
between the Investment  Options each Policy Year.           loans are outstanding, the         paid a lump sum or may
Under current practice, unlimited  free  transfers          portion of the loan attributable   select  any of the five
are  permitted.                                             to earnings will become  taxable   payment  methods
You may Surrender the Policy at any time for its            distributions.  (See page 24)      available as retirement
Net Cash Surrender Value.                                                                      benefits.
Some expenses that AVLIC incurs immediately                 You may Surrender the Policy
upon the issuance of the Policy are recovered  over         or make a partial withdrawal and
a period of years. Therefore, a Policy Surrender on or      take values as payments
before the 14th  anniversary  date will be assessed         under one or more of five
a Surrender Charge. The charge decreases each year          different payment options.
until no Surrender  Charge is applied  after the
14th Policy Year.  Increases in coverage  after
issue will also have a Surrender  Charge  associated
with them.  (See pages 24 and 29.)
Accelerated  payment of up to 50% of the lowest
scheduled Death Benefit is available under certain
conditions if the surviving Insured is suffering from
terminal illness.

SUMMARY
The following summary is intended to highlight the most important features of a BRAVO! Policy that you, as a prospective Policy Owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. As you review this summary, take note of the terms that appear in italics. Each italicized term is defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the BRAVO! Policy, which is available upon request from AVLIC.

WHO IS THE ISSUER OF A BRAVO! POLICY?
AVLIC is the issuer of each BRAVO! Policy. AVLIC enjoys a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for financial insurance strength from Standard & Poor's. This is the third highest of Standard & Poor's 21 ratings. A stock life insurance company organized in Nebraska, AVLIC is a wholly owned subsidiary of AMAL Corporation which is, in turn, owned by Ameritas Life Insurance Corp. ("Ameritas Life") and AmerUs Life Insurance Company ("AmerUs Life"). Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC, including the obligations of AVLIC under each BRAVO! Policy; taken together, these companies have aggregate assets of over $14.5 billion as of December 31, 1998. (See the section on Ameritas Variable Life Insurance Company.)

WHY SHOULD I CONSIDER PURCHASING A BRAVO! POLICY?
The primary purpose of a BRAVO! Policy is to provide life insurance protection on the two Insureds named in the Policy. This means that, so long as the Policy is in force, it will provide for: |X| payment of a Death Benefit, which will never be less than the Specified Amount the Policy Owner selects (See the section on Death Benefit Options.) |X| Policy loan, Surrender and withdrawal features (See the section on Policy Rights.) A BRAVO! Policy also includes an investment component. This means that, so long as the Policy is in force, you will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of a BRAVO! Policy will reflect your investment choices over the life of the Policy.

                                     BRAVO!
                                       7

HOW DOES THE INVESTMENT COMPONENT OF MY BRAVO! POLICY WORK?
AVLIC has established Separate Account V, which is separate from all other assets of AVLIC, as a vehicle to receive and invest premiums received from BRAVO! Policy Owners and owners of certain other variable universal life products offered by AVLIC. Separate Account V is divided into separate
Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through BRAVO! Each Policy Owner may allocate Net Premiums to one or more Subaccounts, or to AVLIC's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying AVLIC's Home Office. The aggregate value of your interests in the Subaccounts, the Fixed Account and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your BRAVO! Policy. (See the section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE BRAVO! POLICY?

The Investment Options available through BRAVO! include 26 investment portfolios, each of which is a separate series of a mutual fund managed by Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, or Morgan Stanley Dean Witter Investment Management Inc. These portfolios are:




|X|Fidelity Management & Research Company:

                                VIP Money Market

                        VIP Equity-Income: Service Class
                            VIP Growth: Service Class
                         VIP High Income: Service Class
                           VIP Overseas: Service Class
                       VIP II Asset Manager: Service Class
                          VIP II Investment Grade Bond
                   VIP II Asset Manager: Growth: Service Class

                                VIP II Index 500

                        VIP II Contrafund: Service Class


|X|Fred Alger Management, Inc.:

                                     Growth
                                Income and Growth
                              Small Capitalization
                                    Balanced
                                  MidCap Growth
                                Leveraged AllCap


|X|Massachusetts Financial Services Company:

                                 Emerging Growth
                                    Utilities
                               Global Governments
                                    Research
                               Growth With Income



                                     BRAVO!
                                        8

|X|Morgan Stanley Dean Witter Investment Management Inc.:
                             Emerging Markets Equity
                                  Global Equity
                              International Magnum
                                  Asian Equity
                                U.S. Real Estate

Details about the investment objectives and policies of each of the available investment portfolios and management fees and expenses, appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios, you may also elect to allocate Net Premiums to AVLIC's Fixed Account.
(See the section on Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF A BRAVO! POLICY WORK?

A BRAVO! Policy provides for the payment of a minimum Death Benefit upon the Second Death. There is no benefit payable on the death of the first Insured. The amount of the minimum death benefit -- sometimes referred to as the Specified Amount of your BRAVO! Policy -- is chosen by you at the time your BRAVO! Policy is established. However, Death Benefit Proceeds -- the actual amount that will be paid after AVLIC receives Satisfactory Proof of Death -- may vary over the life of your BRAVO! Policy, depending on which of the two available coverage options you select.


If you choose Option A, the Death Benefit payable under your BRAVO! Policy will be the Specified Amount of your BRAVO! Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, the Death Benefit payable under your BRAVO! Policy will be the Specified Amount of your BRAVO! Policy PLUS the Accumulation Value of your BRAVO! Policy, or if it is higher, the applicable percentage of the Accumulation Value on the Second Death. In either case, the applicable percentage is established based on the Attained Age at the Second Death.
(See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING A BRAVO! POLICY?
Yes. Over the life of your BRAVO! Policy, the Subaccounts to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your BRAVO! Policy and may result in loss of principal. For this reason, the purchase of a BRAVO! Policy may not be suitable for all individuals. It may not be advantageous to purchase a BRAVO! Policy to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a BRAVO! Policy (page A-1).

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A BRAVO! POLICY IN FORCE?
Like traditional life insurance policies, a BRAVO! Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before your BRAVO! Policy becomes effective.

The distinction between traditional life policies and a BRAVO! Policy is that a BRAVO! Policy will not lapse simply because premium payments are not made according to that payment schedule. However, a BRAVO! Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your BRAVO! Policy falls below zero or premiums paid do not, in the aggregate, equal the premium necessary to satisfy the Minimum Benefit or the Guaranteed Death Benefit requirements. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED TO ME?
Your BRAVO! Policy will be issued after a completed application is accepted, and the initial premium payment is received, by AVLIC at its Home Office. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. Your initial Net Premium will be allocated on the Issue Date to the Subaccount and/or the Fixed Account according to the selections you made in your application. If state or other applicable law or regulation requires return of at least your premium payments should you return the Policy pursuant to the Free-Look Privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or the Fixed Account according to the instructions in your application. You have the right to examine your BRAVO! Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments according to your Planned Periodic Premium schedule, although you are not required to do so. AVLIC will send premium payment notices to you according to any schedule you select. When AVLIC receives your premium payment at its Home Office, we will deduct any applicable Percent of Premium Charge for Taxes and the Net Premium will be allocated to the Subaccounts and/or the Fixed Account according to your selections. (See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, BRAVO! provides you considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the amount of the Minimum Premium, Guaranteed Death Benefit Premium and/or Net Policy Funding requirement needed to keep your BRAVO! Policy in force; maximum

                                     BRAVO!
                                        9
premium limitations established under the federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of your BRAVO! Policy. (See the section on Premuims.)

IS THE ACCUMULATION VALUE OF MY BRAVO! POLICY AVAILABLE WITHOUT SURRENDER?
Yes. You may access the value of your BRAVO! Policy in one of two ways. First, you may obtain a loan, secured by the Accumulation Value of your BRAVO! Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your BRAVO! Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your BRAVO! Policy by making a partial withdrawal. A partial withdrawal is not subject to Surrender Charges, but is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). (See the section on Partial Withdrawals.)

ARE THERE ANY OTHER CHARGES ASSOCIATED WITH OWNERSHIP OF A BRAVO! POLICY? Certain states impose premium and other taxes in connection with insurance policies such as BRAVO! AVLIC may deduct up to 3% of each premium as a Percent of Premium Charge for Taxes. Currently, 2.25% is deducted for this purpose.


Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate AVLIC for administering each individual BRAVO! Policy. These charges, which are part of the Monthly Deduction, are calculated and paid on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the Insureds as reflected in relevant actuarial tables. The Administrative Expense Charges are based on your Specified Amount and the Policy duration. Currently, the level per Policy charge for Specified Amounts between $100,000 and $999,999 is $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; and there is currently no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge per month per $1000 of Specified Amount, as follows: for Issue Ages 20-44, the rate is $.10, for Issue Ages 45-64, the rate is $.08, and for Issue Ages 65 and over, the rate is $.05. At the current time we anticipate the charge per $1000 of Specified Amount will reduce to $0 in year
6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus a charge of up to $.10 per month per $1000 of Specified Amount that depends on the younger Insured's Issue Age.


For its services in administering Separate Account V and Subaccounts and as compensation for bearing certain mortality and expense risks, AVLIC is also entitled to receive fees. These fees are calculated daily during the first 15 years of each BRAVO! Policy, at a combined annual rate of 0.90% of the value of the net assets of Separate Account V. After the 15th Policy Anniversary Date, the combined annual rate will decrease to .45% of the daily net assets of Separate Account V. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

Finally, because AVLIC incurs expenses immediately upon the issuance of a BRAVO! Policy that are recovered over a period of years, a BRAVO! Policy that is Surrendered on or before its 14th Policy Anniversary Date is subject to a Surrender Charge. Additional Surrender Charges may apply if you increase the Specified Amount of your BRAVO! Policy. Because the Surrender Charge may be significant upon early Surrender, you should purchase a BRAVO! Policy only if you intend to maintain your BRAVO! Policy for a substantial period. (See the section on Surrender Charge.)

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the section on Fund Expense Summary.)

WHEN DOES MY BRAVO! POLICY TERMINATE?
You may terminate your BRAVO! Policy by Surrendering the Policy while at least one Insured is alive for its Net Cash Surrender Value. As noted above, your BRAVO! Policy will terminate if you fail to pay required premiums or maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrenders and Premiums.)

YEAR 2000

Like other insurance companies and their separate accounts, AVLIC and Separate Account V could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98." Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.


                                     BRAVO!
                                       10

Like all insurance companies, AVLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000 (Y2K) project in mid-1996. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.

As of December 31, 1998, all of our computer application and operating systems had been updated for the year 2000. Continuous testing and monitoring throughout 1999 will help AVLIC continue to meet our contractual and service obligations to our customers. In addition to our internal efforts, AVLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. We believe that we are Y2K compliant; however, in the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K - compliant, there would be a materially adverse effect on us. Certain vendors and/or business partners, due to their exposure to foreign markets, may face additional Y2K issues. Please see the Funds' prospectuses for information on the Funds' preparedness for Y2K.

AVLIC THE SEPARATE ACCOUNT AND THE FUNDS

AMERITAS VARIABLE LIFE INSURANCE COMPANY
Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 46 states, and the District of Columbia. AVLIC's financial statements may be found at page F-II-1.

AVLIC is a wholly owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. ("Ameritas Life"), which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life"), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas Life are at 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501 ("Home Office").

On April 1, 1996 Ameritas Life consummated an agreement with AmerUs Life whereby AVLIC became a wholly owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement AMAL Corporation is 66% owned by Ameritas Life and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional interest in AMAL Corporation if certain conditions are met. There are no other owners of 5% or more of the outstanding voting securities of AVLIC.

Ameritas Life and its subsidiaries had total assets at December 31, 1998 of over $4.1 billion. AmerUs Life had total assets as of December 31, 1998 of over $10.4 billion.

AVLIC has a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for insurer financial strength from Standard & Poor's. This is the third-highest of Standard & Poor's 21 ratings. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings.

Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to assume the guarantee. AmerUs Life will be relieved of its obligations under the guarantee if it sells its interest in AMAL Corporation to another insurance company which has a financial rating by a national rating agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee.


Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policy Owners, the ratings and other information assigned to Ameritas Life and AVLIC by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength of AVLIC. The ratings do not relate to the performance of Separate Account V.


THE SEPARATE ACCOUNT
Ameritas Variable Life Insurance Company Separate Account V ("Separate Account V") was established under Nebraska law on August 28, 1985. The assets of Separate Account V are held by AVLIC segregated from all of AVLIC's other assets, are not chargeable with liabilities arising out of any other business which AVLIC may conduct, and are not affected by income, gains, or losses of AVLIC. Although the assets maintained in Separate Account V will not be charged with any liabilities arising out of AVLIC's other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in Separate Account V of a total market value at least equal to the reserve and other contract liabilities of Separate Account V. Separate Account V will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account V. Nevertheless, to the extent assets in Separate Account V exceed

                                     BRAVO!
                                       11

AVLIC's liabilities in Separate Account V, the assets are available to cover the liabilities of AVLIC's General Account. AVLIC may, from time to time, withdraw assets available to cover the General Account obligations.

Separate Account V is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of Separate Account V. For state law purposes, Separate Account V is treated as a Division of AVLIC.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of Separate Account V and the Funds available for investment by Separate Account V may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. AVLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Policy based on assumptions as to age, sex, and risk class of each Insured, and other Policy specific assumptions.

AVLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account V charges, including the Monthly Deduction, Percent of Premium Charge for Taxes, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS

There are currently 26 Subaccounts within Separate Account V available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): Variable Insurance Products Fund and Variable Insurance Products Fund II, (respectively, "VIP" and "VIP II"; collectively "Fidelity Funds"); The Alger American Fund ("Alger American Fund"); MFS Variable Insurance Trust ("MFS Trust"); and Morgan Stanley Dean Witter Universal Funds, Inc. ("MSDW Universal Funds").





VIP, which is managed by Fidelity Management & Research Company ("Fidelity"), offers the following portfolios: VIP Money Market, VIP Equity-Income: Service Class, VIP Growth: Service Class, VIP High Income: Service Class, and VIP
Overseas: Service Class. VIP II, also managed by Fidelity, offers the following portfolios: VIP II Asset Manager: Service Class, VIP II Investment Grade Bond, VIP II Asset Manager: Growth: Service Class, VIP II Index 500, and VIP II
Contrafund: Service Class. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management"), offers the following portfolios:
Alger American Growth ("Growth"), Alger American Income and Growth ("Income and Growth"), Alger American Small Capitalization ("Small Capitalization"), Alger American Balanced ("Balanced"), Alger American MidCap Growth ("MidCap Growth"), and Alger American Leveraged AllCap ("Leveraged AllCap"). The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co."), offers the following portfolios or series in connection with this Policy: MFS Emerging Growth, MFS Utilities, MFS Global Governments, MFS Research, and MFS Growth With Income. The MSDW Universal Funds offer the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Dean Witter Investment Management Inc. ("MSDW Investment Management"): Emerging Markets Equity, Global Equity, International Magnum, Asian Equity, and U.S. Real Estate. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.


                                     BRAVO!
                                       12

The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this prospectus. All underlying Fund information, including Fund prospectuses, has been provided to AVLIC by the underlying Funds. AVLIC has not independently verified this information. One or more of the portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.


The Leveraged AllCap portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include the VIP High Income: Service Class, VIP Equity-Income: Service Class, VIP II Asset
Manager: Growth: Service Class, VIP II Asset Manager: Service Class portfolios of the Fidelity Funds, and the Research portfolio of the MFS Fund. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the VIP Overseas: Service Class portfolio and the International Magnum portfolio of the MSDW Universal Funds. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity portfolios of the MSDW Universal Funds. The Emerging Markets Equity portfolio may also invest in non-investment grade, high risk debt securities (also known as "junk bonds") and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust, and by the Global Equity portfolio of the MSDW Universal Funds. Investments acquired by the U.S. Real Estate portfolio of the MSDW Universal Funds may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.


The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

Separate Account V will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Surrender Values, partial withdrawals, and make Policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of Separate Account V and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.


                                     BRAVO!
                                       13

Investment Objectives and Policies of the Funds' Portfolios



                                     BRAVO!
                                       14

FIDELITY FUNDS

PORTFOLIO                  INVESTMENT POLICIES                                            OBJECTIVE

VIP Money Market           Investing in U.S. dollar-denominated money market              Seeks as high a level of current
                           securities, including U.S. Government securities and           income as is consistent with the
                           repurchase agreements, and entering into reverse               preservation of capital and
                           repurchase agreements.                                         liquidity.


VIP Equity-Income:         Investing at least 65% in income-producing equity              Seeks reasonable income. Will
Service Class              securities, which tends to lead to investments in large cap    also consider the potential for
                           "value" stocks.                                                capital appreciation.  Seeks a
                                                                                          yield which exceeds the
                                                                                          composite yield on the securities
                                                                                          comprising.
VIP Growth: Service        Investing primarily in common stocks.  Investing in            Seeks capital appreciation.
Class                      companies that it believes have above-average growth
                           potential (stocks of these companies are often called
                           "growth" stocks).  Investing in domestic and foreign
                           issuers.

VIP High Income:           Investing at least 65% of total assets in income-producing     Seeks a high level of current
Service Class              debt securities, preferred stocks and convertible securities,  income while also considering
                           with an emphasis on lower-quality debt securities.             growth of capital.

VIP Overseas: Service      Investing at least 65% of total assets in foreign securities.  Seeks long-term growth of
Class                      Investing primarily in common stocks.                          capital.


                                                      BRAVO!
                                                         15

VIP II Asset Manager:      Allocating the fund's assets among stocks, bonds, and          Seeks high total return with
Service Class              short-term and money market instruments.  Maintaining a        reduced risk over the long term
                           neutral mix over time of 50% of assets in stocks, 40% of       by allocating its assets among
                           assets in bonds, and 10% of assets in short-term and           stocks, bonds, and short-term
                           money market instruments.                                      instruments.

VIP II Investment          Investing in U.S. dollar-denominated investment-grade          Seeks as high a level of current
Grade Bond                 bonds.                                                         income as is consistent with the
                                                                                          preservation of capital.

VIP II Asset Manager:      Allocating the fund's assets among stocks, bonds, and          Seeks to maximize total return
Growth: Service Class      short-term and money market instruments.  Maintaining a        by allocating its assets among
                           neutral mix over time of 70% of assets in stocks, 25% of       stocks, bonds, short-term
                           assets in bonds, and 5% of assets in short-term and money      instruments and other
                           market instruments.                                            investments.


VIP II Index 500           Investing at least 80% of assets in common stocks included     Seeks investment results that
                           in the Standard & Poor's 500.  Lending securities to earn      correspond to the total return of
                           income for the fund.                                           common stocks publicly traded
                                                                                          in the United States, as
                                                                                          represented by the Standard &
                                                                                          Poor's 500.


VIP II Contrafund:         Investing primarily in common stocks.  Investing in            Seeks long-term capital
Service Class              securities of companies whose value it believes is not fully   appreciation.
                           recognized by the public.

ALGER AMERICAN
FUND

Growth                     It focuses on growing companies that generally have broad      Seeks long-term capital
                           product lines, markets, financial resources and depth of       appreciation.
                           management.  Under normal circumstances, the portfolio
                           invests primarily in the equity securities of large
                           companies.  The portfolio considers a large company to
                           have a market capitalization of $1 billion or greater.

Income and Growth          The portfolio invests in dividend paying equity securities,    Primarily seeks to provide a
                           such as common or preferred stocks, preferably those           high level of dividend income.
                           which the manager believes also offer opportunities for        Capital appreciation is a
                           capital appreciation.                                          secondary objective of the
                                                                                          portfolio.
Small Capitalization       It focuses on small, fast-growing companies that offer         Seeks long-term capital
                           innovative products, services or technologies to a rapidly     appreciation.
                           expanding marketplace.  Under normal circumstances, the
                           portfolio invests primarily in the equity securities of small capitalization companies.  A small capitalization company
                           is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600
                           Index.


                                     BRAVO!
                                       16

Balanced                   The portfolio focuses on stocks of companies with growth       Seeks current income and long-
                           potential and fixed income securities, with emphasis on        term capital appreciation by
                           income-producing securities which appear to have some          investment in common stocks
                           potential for capital appreciation.  Under normal              and fixed income and
                           circumstances, it invests in common stocks and fixed           convertible securities, with
                           income securities, which include commercial paper and          emphasis on income producing
                           bonds rated within the 4 highest rating categories by an       securities which appear to have
                           established rating agency or if not rated, which are           potential for capital
                           determined by the manager to be of comparable quality.         appreciation.
                           Ordinarily, at least 25% of the portfolio's net assets are invested in fixed-income securities.


MidCap Growth              It focuses on midsize companies with promising growth          Seeks long-term capital
                           potential.  Under normal circumstances, the portfolio          appreciation.
                           invests primarily in the equity securities of companies
                           having a market capitalization within the range of
                           companies in the S&P MidCap 400 Index.


Leveraged AllCap           Under normal circumstances, the portfolio invests in the       Seeks long-term capital
                           equity securities of companies of any size which               appreciation.
                           demonstrate promising growth potential.  The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.  By borrowing money,
                           the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds
                           the cost of borrowing, including interest paid on the money borrowed.

MFS  FUNDS


Emerging Growth            Invests, under normal market conditions, at least 65% of its   Will seek long-term growth of
                           total assets in common stocks and related securities, such     capital.
                           as preferred stocks, convertible securities and depository receipts for those securities, of emerging growth
                           companies.


Utilities                  Invests, under normal market conditions, at least 65%          Will seek  capital  growth and
                           of its  total assets in  equity and debt  securities           current income (income  above
                           of both domestic and foreign  companies  in the                that available from a portfolio
                           invested entirely in equity utilities industry.                securities).

Global                     Invests, under normal market conditions, at least 65% of its   Will seek to provide income and
Governments                total assets in debt obligations that are issued or guaranteed capital appreciation.
                           as to principal and interest by either (1) the U.S.
                           Government, its agencies, authorities or instrumentalities or
                           (2) the governments of foreign countries (including
                           emerging markets).  May also invest in corporate bonds
                           (including lower rated bonds commonly known as junk
                           bonds) and mortgage-backed and assets-backed securities.


Research                   Invests, under normal market conditions, at least 80%          Will seek  long-term  gowth of
                           of its of total assets in common stocks and related            capital and future income.
                           securities, such as preferred  stocks,  convertible
                           securities and depository receipts.


                                     BRAVO!
                                       17


Growth With Income         Invests,  under normal market conditions at least  65% of its  Will  seek  long-term  growth of
                           total assets in common stocks and related securities,          capital and future  income  while
                           such as preferred stocks, convertible securities and           providing  more current  dividend
                           depository receipts for those securities.                      income than is normally
                                                                                          obtainable from a portfolio of
                                                                                          only growth stocks.




MSDW UNIVERSAL
FUNDS

Emerging Markets           Invests primarily in equity securities of emerging market      Long-term capital appreciation.
Equity                     country issuers with a focus on those issuers with attractive growth  characteristics,  reasonable valuations,  and
                           management teams that focus on shareholder value.

Global Equity              Invests primarily in equity securities of issuers throughout   Long-term capital appreciation.
                           the world, including U.S. issuers and emerging market
                           countries,  using an approach that is oriented to the selection of individual  stocks that the  portfolio's adviser believes are undervalued.

International Magnum       Invests primarily in equity securities of non-U.S. issuers,    Long-term  capital appreciation.
                           generally in accordance with weightings determined by the
                           portfolio's  adviser, in countries comprising the Morgan
                           Stanley Capital International Europe, Australasia,  Far East
                           Index,  commonly  known as the "EAFE Index."

Asian Equity               Invests primarily in equity securities of Asian issuers,       Long-term capital appreciation.
                           excluding Japan, using a disciplined, value-oriented
                           approach to security selection.

U.S. Real Estate           Invests primarily in equity securities of companies            Above-average current income
                           primarily engaged in the U.S. real estate industry, including  and long-term capital
                           real estate investment trusts.                                 appreciation.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
AVLIC reserves the right, subject to applicable law, to add, delete, combine, or substitute investments in Separate Account V if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. AVLIC may operate Separate Account V as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. AVLIC may also transfer the assets of Separate Account V to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, AVLIC may, by appropriate endorsement, change the Policy to reflect the changes. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account V. AVLIC will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT
You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account V and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account V to the Fixed Account are placed in AVLIC's General Account. The General Account includes all of AVLIC's assets, except those assets segregated in


                                     BRAVO!
                                       18

AVLIC's separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

AVLIC guarantees that it will credit interest at a declared rate of at least 3.5%. AVLIC may, at its discretion, set a higher declared rate(s). Each month AVLIC will establish the declared rate for the Policies with a Policy Date or Policy Anniversary Date in that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. AVLIC reserves the right to change the declaration practice, and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy Owner with both lifetime insurance protection and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase both the Minimum Premium and the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Minimum Premium and Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account V. Thus the Policy Owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account V. If the Minimum Premium or Guaranteed Death Benefit Premium is satisfied by Net Policy Funding, AVLIC will keep the Policy in force during the appropriate period and provide a Death
Benefit. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

DEATH BENEFIT PROCEEDS

As long as the Policy remains in force, AVLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Second Death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Second Death occurs. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.) There is no benefit payable on the death of the first Insured.


Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy Owner, or to your estate.

                                     BRAVO!
                                       19

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options. The Policy Owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount is $100,000. The Net Amount at Risk for Option A will generally be less than the Net Amount at Risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.

OPTION A.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.


     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value at the Second Death. The applicable percentage is 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and at Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy Owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.

OPTION B.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.


     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value at the Second Death. The applicable percentage is the same as under Option A: 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending AVLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by AVLIC. A change may have federal tax consequences.

                                     BRAVO!
                                       20

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the Net Amount at Risk. Changing from Option B to Option A generally will decrease the Net Amount at Risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance rate will increase with the ages of the Insureds, even though the Net Amount at Risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy Owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount affects the Net Amount at Risk, which affects the Cost of Insurance and may have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by AVLIC. The Specified Amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000. In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. AVLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $50,000, and an increase cannot be made if either Insured was over age 85 on the previous Policy Anniversary Date. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time either the Minimum Benefit or the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See the section on Charges and Deductions.)

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance  protection provided by a Policy
- the difference between the Death Benefit and the Accumulation Value - in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Minimum Benefit or Guaranteed Death Benefit provision is in effect. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy Owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policy Owner may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

                                     BRAVO!
                                       21

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the
         Policy; plus
     (2) The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4) Any Net Premiums received on that Valuation Date; less
     (5) Any partial  withdrawal,  and its charge,  made on that  Valuation
         Date;  less
     (6) Any Monthly  Deduction to be made on that  Valuation  Date; less
     (7) Any federal or state income taxes charged against the Accumulation
         Value.

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

The Unit Value. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:
     (1) Multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus
     (2) A charge for mortality and expense risk at an annual rate of .75% in Policy Years 1-15, decreasing to .30% thereafter; minus
     (3) A charge for administrative service expenses at an annual rate of .15%; and
     (4) Dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.
(See the section on Daily Charges Against the Separate Account.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after AVLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy Owner may decide the form in which Death Benefit Proceeds will be paid. While at least one Insured is alive, the Policy Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, AVLIC will pay Death Benefit Proceeds or Accumulation Value Benefits in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the Second Death the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option.
Once payments have begun, the payment option may not be changed.

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to AVLIC's General Account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

     OPTION AI--INTEREST PAYMENT OPTION. AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.


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

     OPTION AII--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.

     OPTION B--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

     OPTION C--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     OPTION D--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by AVLIC. Further, one of AVLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy Owner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. The Policy Owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while at least one Insured is living. Policy Owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences.
(See the section on Federal Tax Matters.)

LOAN INTEREST. AVLIC charges interest to Policy Owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy Owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is (1) the Accumulation Value , minus (2) total premiums paid minus any partial withdrawals previously taken, and minus (3) any Outstanding Policy Debt held at a reduced loan rate. However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, AVLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any Accrued Expense Charges, the Policy Owner must pay the excess. AVLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans,

                                     BRAVO!
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

make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time while at least one Insured is alive, the Policy Owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to AVLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at AVLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) Surrenders may have tax consequences. Surrenders may be subject to Surrender Charges. (See the section on Surrender Charge.) Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to AVLIC along with the request. AVLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction Cost of Insurance and Death Benefit Options - Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.) Partial withdrawals will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account V and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and if applicable, the Fixed Account) in which the Policy Owner is invested.
(See the section on Transfer Charge.)

Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the Fund manager refuses.


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

Transfers resulting from Policy loans or exercise of the exchange privilege will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. AVLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy Owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone will be made available to Policy Owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policy Owners who do not wish to authorize AVLIC to accept telephone transactions from their registered representative must so specify on the application. AVLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, AVLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures AVLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policy Owner to provide the Policy number at the time of giving transfer instructions; AVLIC's tape recording of all telephone transfer instructions; and AVLIC providing written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS
AVLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines AVLIC may establish from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether any transfer fee may apply. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend or terminate such programs at any time. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct AVLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after AVLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the net premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to AVLIC at the Home Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Home Office ( 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). A Policy will generally be issued only to individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85, and both of whom supply satisfactory evidence of insurability to AVLIC. Acceptance is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

                                     BRAVO!
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

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by AVLIC in its Home Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve
Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. Your initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections you made in your application. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in your application.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if a lower Issue Age for either Insured results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy Date is backdated.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to $100,000. Premium will not be accepted with applications for coverage in amounts of $1,000,000 or more.

PREMIUMS
No insurance will take effect before the initial premium payment is received by AVLIC in federal funds. The initial premium payment must be at least equal to the monthly Minimum Premium times one more than the number of months between the Policy Date and the Issue Date. Subsequent premiums are payable at AVLIC's Home Office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charge for Taxes, the Policy may have a zero Net Cash Surrender Value and lapse. Net Policy Funding, if adequate, may satisfy Minimum Premium and/or Guaranteed Death Benefit Premium requirements. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You may want to consider setting the Planned Periodic Premium no lower than the Guaranteed Death Benefit Premium to assure proper funding of the Guaranteed Death Benefit. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. AVLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax


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

laws. AVLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, AVLIC will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's Net Amount at Risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy Owner, an additional premium payment may be required. AVLIC will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge for Taxes.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy Owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office in writing or by telephone. If there is any Outstanding Policy Debt at the time of a payment, AVLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

On the Issue Date, the initial Net Premium will be allocated to the Investment Options you selected. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free- look privilege, the initial Net Premium will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options you selected. Premium payments received by AVLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by AVLIC for the period from the date the payment has been converted into federal funds and is available to AVLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy Owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment, unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date AVLIC mails a notice that the Grace Period has begun. AVLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with AVLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the lesser of (1) Monthly Deductions plus Percent of Premium charges for the three Policy Months after commencement of the Grace Period, plus projected loan interest that would accrue over that period, or (2) the premium required under the Minimum Benefit or Guaranteed Death Benefit provisions, if applicable, to keep the Policy in effect for three months from the commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Second Death occurs during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period provided both Insureds are living. We will reinstate your Policy based on the rating classes of the Insureds at the time of the reinstatement.



                                     BRAVO!
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

Reinstatement is subject to the following:
     (1) Evidence of insurability of both Insureds satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4) The minimum premium required at reinstatement is the greater of:
         (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or
         (b) three times the current Monthly Deduction.

The amount of Accumulation  Value on the date of  reinstatement  will equal:
     (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2) The  premium  paid at  reinstatement,  less
     (3) The  Percent  of  Premium Charge for Taxes,  plus
     (4) That part of the Surrender Charge that would apply if the Policy were Surrendered on the date of reinstatement.
The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt is reinstated, that debt will be held in AVLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by AVLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate  AVLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE FOR TAXES. A deduction of up to 3% of the premium is made from each premium payment; currently the charge is 2.25%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters.) AVLIC does not expect to derive a profit from the Percent of Premium Charge for Taxes.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTIONS. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options in accordance with your instructions. If no instructions are given the charges will be allocated pro rata among the Investment Options. Each of these charges is described in more detail below.


ADMINISTRATIVE EXPENSE CHARGE. To compensate AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a level per policy charge plus a charge per $1000 of Specified Amount. For Specified Amounts between $100,000 and $999,999, the charge is currently $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; currently there is no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge of up to $.10 per month per $1000 of Specified Amount, depending on the younger Insured's Issue Age. For Issue Ages 20-44, the rate is $.10, for Issue Ages 45-64, the rate is $.08, and for Issue Ages 65 and over, the rate is $.05 . At the current time we anticipate that the charge per $1000 of Specified Amount will reduce to $0 in year 6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus $.10 per month per $1000 of Specified Amount. AVLIC does not expect to make any profit from the Administrative Expense Charge.


COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. AVLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the Net Amount at Risk for each Policy Month.



                                     BRAVO!
                                       28

Cost of Insurance Rate. The Annual Cost of Insurance Rates are based on the Issue Age, sex and risk class of each Insured and the Policy duration. The rates will vary depending upon tobacco use and other risk factors. The rates will be based on AVLIC's expectations of future experience with regard to mortality, interest, persistency, and expenses, but will not exceed the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the Policy. The guaranteed rates for standard rating classes are calculated from the 1980 Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The guaranteed rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to one or both Insureds to reflect higher mortality risk. Because the Death Benefit is payable at the Second Death only, one-half of each applicable flat extra rating will be added to adjust the Cost of Insurance Rate. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, sex, risk class and whose Policies have been in effect for the same length of time.


The Cost of Insurance Rates, Surrender Charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a sex-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

RATING CLASS. The rating class of each Insured will affect the Cost of Insurance Rate. AVLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than when either or both Insureds are in a rating class with higher mortality risks.

SURRENDER CHARGE
If a Policy is Surrendered on or before the 14th Policy Anniversary Date, AVLIC will assess a Surrender Charge as shown in the schedule pages of the Policy. The initial Surrender Charge is calculated based on the Issue Age, sex and risk class of each Insured, and the Specified Amount of the Policy. The Surrender Charge, if applicable, will be applied according to the following schedule.
Because the Surrender Charge may be significant upon early Surrender, prospective Policy Owners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

The maximum Surrender Charge on a Policy we issue is $60 per $1,000 of Specified Amount.

       Policy Year             Percent of Initial             Policy Year              Percent of Initial
                             Surrender Charge that                                    Surrender Charge that
                            will apply during Policy                                will apply during Policy
                                      Year                                                    Year
           1-5                        100%                        11                           40%
            6                         90%                         12                           30%
            7                         80%                         13                           20%
            8                         70%                         14                           10%
            9                         60%                         15+                           0%
           10                         50%


No Surrender Charge will be assessed on decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. AVLIC will, however, require additional Surrender Charges due to increases in the Specified Amount. The initial Surrender Charge applicable to the increase in Specified Amount will equal the initial Surrender Charge for the original Specified Amount, multiplied by the ratio of the increase in Specified Amount to the original Specified Amount. Surrender Charges on increases in Specified Amount will be applied with respect to Surrenders within 14 years of the date of the increase according to the same grading schedule as for the original Specified Amount.

TRANSFER CHARGE. Currently there is no charge for transfers among the investment options in excess of 15 per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate AVLIC for the costs of processing the transfer. Since the charge reimburses AVLIC only for the cost of processing the

                                     BRAVO!
                                       29
transfer, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate AVLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account V to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account V is at the rate of 0.002050% (equivalent to an annual rate of .75%) for Policy Years 1-15 and 0.000820% (equivalent to an annual rate of .30%) thereafter. The daily charge will be deducted from the net asset value of Separate Account V, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

AVLIC believes that this level of charge is within the range of industry practice for comparable survivorship flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account V on a daily basis. This charge is applied at a rate of 0.000409% (equivalent to .15% annually). No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

FUND EXPENSE SUMMARY

In addition to the charges against Separate Account V described just above, management fees and expenses will be assessed by Fidelity, Alger Management, MFS Co. and MSDW Investment Management against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below relating to the Funds was provided to AVLIC by the Funds and AVLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is not affiliated with AVLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. Unless otherwise noted, the amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1998, was as follows:

                          Investment                                                Waivers             Total
                           Advisory          12b-1         Other                     and/or          (Reflecting
Portfolio                & Management       Expense      Expenses       Total    Reimbursements    waivers and/or
                                                                                                   reimbursements,
                                                                                                       if any)
Fidelity Funds
VIP Money Market             .20%             --           .10%        .30%            --                .30%
VIP Equity-Income:
     Service Class           .49%            .10%          .09%        .68%           .01%               .67%(1)
VIP Growth:
     Service Class           .59%            .10%          .11%        .80%           .05%               .75%(1)
VIP High Income:
     Service Class           .58%            .10%          .14%        .82%            --                .82%
VIP Overseas:
     Service Class           .74%            .10%          .17%        1.01%          .04%               .97%(1)
VIP II Asset Manager:
VIP II Investment
     Grade Bond              .43%             --           .14%        .57%            --                .57%
VIP II Asset Manager:
     Growth:



                                     BRAVO!
                                       30


     Service Class           .59%            .10%          .20%        .89%            .01%              .88%(1)
VIP II Index 500             .24%             --           .11%        .35%            .07%              .28%(1)
VIP II Contrafund:
     Service Class           .59%            .10%          .11%        .80%            .05%              .75%(1)

Alger American Fund(2)
Growth                       .75%             --           .04%        .79%            --                .79%
Income and Growth           .625%             -            .075%       .70%            --                .70%
Small Capitalization         .85%             --           .04%        .89%            --                .89%
Balanced                     .75%             --           .17%        .92%            --                .92%
MidCap Growth                .80%             --           .04%        .84%            --                .84%
Leveraged AllCap             .85%             --           .11%        .96%            --                .96%

MFS Trust
Emerging Growth              .75%             --           .10%(3)      .85%            --               .85%
Utilities                    .75%             --           .26%(3)     1.01%            --              1.01%
Global Governments           .75%             --           .36%(3)     1.11%           .11%             1.00%(4)
Research                     .75%             --           .11%(3)      .86%            --               .86%
Growth With Income           .75%             --           .13%(3)      .88%            --               .88%

MSDW Universal Funds
Emerging Markets Equity     1.25%             --            2.20%     3.45%           1.50%             1.95%(5)
Global Equity                .80%             --             .83%     1.63%            .48%             1.15%(5)
International Magnum         .80%             --            1.00%     1.80%            .65%             1.15%(5)
Asian Equity                 .80%             --            2.00%     2.80%           1.59%             1.21%(5)
U.S. Real Estate             .80%             --             .93%     1.73%            .63%             1.10%(5)




                                     BRAVO!
                                       31

(1) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, certain Funds, or Fidelity on behalf of certain Funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. The total operating expenses, after reimbursement for the Index 500 portfolio, reflect these reductions.

(2) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Income and Growth and Alger American Balanced, 1.25%; Alger American Small Capitalization, Alger American MidCap Growth, Alger American Leveraged AllCap, and Alger American Growth, 1.50%. Included in "Other Expenses" of Leveraged AllCap is .03% of interest expense.

(3) Each MFS Trust series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). Expenses do not take into account these expense reductions and are therefore higher than the actual expenses of the series.

(4) MFS has agreed to bear expenses for the Global Governments Series, subject to reimbursement by the series, such that the series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. Utilities series has no such limitation. The payments made by MFS on behalf of the Global Governments Series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series "Other Expenses" pursuant to this arrangement and the series'
         obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursement expenses by MFS, or December 31, 2004.

(5) For the fiscal year ended December 31, 1998 portfolio expenses were voluntarily reduced by the Fund's investment adviser. After reduction, the total expenses were as stated.


Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.
--------------

AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against Separate Account V or the Fixed Account for any federal, state or local income taxes. AVLIC may, however, make such a charge in the future if income or gains within Separate Account V will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of AVLIC changes.

GENERAL PROVISIONS

The Contract. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of


                                     BRAVO!
                                       32
the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

CONTROL OF POLICY. The Policy Owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy Owner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last Policy Owner to die.

BENEFICIARY. Policy Owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Second Death, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the Policy Owner; otherwise to the estate of the Policy Owner.

CHANGE OF BENEFICIARY. The Policy Owner may change the Beneficiary by written request at any time while at least one Insured is alive unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy Owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to AVLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives at the time of the Second Death, the Death Benefit Proceeds shall be paid in one sum to the Policy Owner, if living; otherwise to any successor-owner, if living; otherwise to the Policy Owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. AVLIC cannot contest the Policy or reinstated Policy while at least one Insured is alive after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, AVLIC cannot contest an increase in the Specified Amount or addition of a rider while at least one Insured is alive, after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision. We may require proof prior to the end of the appropriate contestability period that both Insureds are living.

Misstatement of Age and Sex. If the age or sex of either Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the correct age and sex of the Insureds. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If either Insured, while sane or insane, commits suicide within two years after the Policy Date, AVLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If either Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, AVLIC's liability with respect to such increase will only be its total cost of insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at the Second Death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy Owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account V's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

                                     BRAVO!
                                       33

REPORTS AND RECORDS. AVLIC will maintain all records relating to Separate Account V and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy Owner may receive confirmation of such transactions in their quarterly statements. The Policy Owner should review the information in these statements carefully. All errors or corrections must be reported to AVLIC immediately to assure proper crediting to the Policy. AVLIC will assume all transactions are accurately reported on quarterly statements unless AVLIC is notified otherwise within 30 days after receipt of the statement. The Policy Owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS). Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction.

         ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER). Upon Satisfactory Proof of Death of one Insured, and satisfactory proof of terminal illness of the surviving Insured after the two-year contestable period (no waiting period in certain states), AVLIC will accelerate the payment of up to 50% of the lowest scheduled Death
         Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

         Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by AVLIC or its affiliates that provide coverage on the surviving Insured. AVLIC may charge the lesser of 2% of the benefit or $50 as an expense charge to cover the costs of administration.

         Satisfactory proof of terminal illness of the last surviving Insured must include a written statement from a licensed physician who is not related to the Insured or the Policy Owner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the date of the physician's statement. Further, the condition must first be diagnosed while the Policy is in force.

         The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the Policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the Policy loan interest rate. There is no extra premium for this rider.

         ESTATE PROTECTION RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds during the first four Policy Years.

         FIRST-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two Insureds.

         SECOND-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds.

         TERM RIDER FOR COVERED INSURED. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of the rider Insured, as identified. The rider may be purchased on either Insured or on an individual other than the Insureds.

         TOTAL DISABILITY RIDER. This rider provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value. The rider may be purchased on either or both Insureds.

         POLICY SPLIT OPTION. This rider allows the Policy to be split into two individual policies, subject to evidence of insurability on both Insureds.


                                     BRAVO!
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

DISTRIBUTION OF THE POLICIES


The principal underwriter for the Policies is AIC, a wholly owned subsidiary of AMAL Corporation and an affiliate of AVLIC. AIC was organized under Nebraska law on December 29, 1983, and is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). AVLIC pays AIC for acting as the principal underwriter under an Underwriting Agreement. In 1998, AIC received gross variable universal life compensation of $12,564,917, and retained $394,171 in underwriting fees, and $3,514 in brokerage commissions on AVLIC's variable universal life policies. AIC offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. AIC also serves as principal underwriter for AVLIC's variable annuities, and for Ameritas Life's variable life and variable annuity. It also has executed selling agreements with a variety of mutual funds, unit investment trusts and direct participation programs.


The Policies are sold through registered representatives of AIC or other broker-dealers which have entered into selling agreements with AVLIC or AIC. These registered representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of
 .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with AVLIC or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes. (See discussion in the section on Deductions from Premium Payments - Percent of Premium Charge for Taxes.) This discussion is based upon AVLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. AVLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insureds, Policy Owner or Beneficiary may be altered.

(1) TAXATION OF AVLIC. AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account V is not a separate entity from AVLIC, and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account V are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. AVLIC believes that Separate Account V net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     AVLIC does not currently expect to incur any federal income tax liability attributable to Separate Account V with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account V for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to Separate Account V, it may assess a charge for such taxes against Separate Account V.

     AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account V. If there is a material change in state

                                     BRAVO!
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

     or local tax laws, charges for such taxes attributable to Separate Account V, if any, may be assessed against Separate Account V.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. While AVLIC believes that the Policy meets the statutory definition of a life insurance contract under Internal Revenue Code Section 7702 and should receive federal income tax treatment consistent with that of a fixed-benefit life insurance policy, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, certain tax requirements relating to survivorship variable universal life policies). AVLIC reserves the right to make changes to the Policy if deemed appropriate by AVLIC to attempt to assure qualification of the Policy as a life insurance contract. If the Policy were determined not to qualify as life insurance under Code Section 7702, the Policy would not provide the tax advantages normally provided by life insurance. If the Death Benefit of a Policy is changed, the applicable defined limits may change.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

     Certain benefits the Policy Owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by AVLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to prevent the Policy from becoming a modified endowment contract. All modified endowment policies issued by AVLIC to the same Policy Owner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under
     Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of the separate account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. Separate Account V, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.


     AVLIC does not have control over the Funds or their investments. However, AVLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, AVLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.


     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, AVLIC reserves the right to modify the Policy as necessary to prevent the Policy Owner from being considered the owner of the assets of Separate Account V or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. AVLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, AVLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code and the Policy Owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender.

                                     BRAVO!
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

     Distributions  From Policies That Are Not "Modified  Endowment  Contracts."
     ---------------------------------------------------------------------------
     Distributions (while one or both Insureds are still alive) from a Policy that is not a modified endowment contract are generally treated as first a recovery of the investment in the Policy and then only after the return of all such investment, as disbursing taxable income. However, in the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy Owner in order for the Policy to continue complying with the Section 7702 defined limits on premiums and Accumulation Values, such distributions will be taxable as ordinary income to the Policy Owner (to the extent of any gain in the Policy) as prescribed in Section 7702. In addition, upon a complete Surrender or lapse of a Policy that is not a "modified endowment contract," if the amount received plus the amount of any outstanding Policy debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income for tax purposes. Investment in the Policy means (1) the total amount of any premiums paid for the Policy plus the amount of any loan received under the Policy to the extent the loan is included in gross income of the Policy
     Owner minus (2) the total amount received under the Policy by the Policy Owner that was excludible from gross income, excluding any non-taxable loan received under the Policy.

     AVLIC also believes that loans received under a Policy that is not a "modified endowment contract" will be treated as debt of the Policy Owner and that no part of any loan under a Policy will constitute income to the Policy Owner so long as the Policy remains in force. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for Policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repeals the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for existing debt are included in the Health Insurance Act. The transitional rules include a phase-out of the deduction for debt incurred (1) before January 1, 1996, or (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurs over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA '97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. Policy Owners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

     Distributions From Policies That Are "Modified Endowment Contracts." Should
     -------------------------------------------------------------------
     the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary.

     The right to exchange the Policy for a survivorship flexible premium adjustable life insurance policy (See the section on Exchange Privilege.), the right to change Policy Owners (See the section on General Provisions.), and the provision for partial withdrawals (See the section on Surrenders.) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis"), that are not treated as previously withdrawn by the Policy Owner, the excess generally will be taxed as ordinary income.

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy Owner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of competent tax counsel should be sought in connection with use of life insurance in a qualified plan.



                                     BRAVO!
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

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

AVLIC holds the assets of Separate Account V. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. AVLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

AVLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. AVLIC does not engage any such third parties to offer such services of any type. In certain cases, AVLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy Owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with AVLIC for the sale of Policies. AVLIC takes no responsibility for the investment allocations and transfers transacted on a Policy Owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy Owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

AVLIC is the legal holder of the shares held in the Subaccounts of Separate Account V and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, AVLIC will vote all shares of each of the Funds held in Separate Account V at regular and special shareholder meetings of the Funds according to instructions received from Policy Owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

STATE REGULATION OF AVLIC

AVLIC, a stock life insurance company organized under the laws of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and Separate Account V as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC and Separate Account V.

In addition, AVLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC

This list shows name and position(s) with AVLIC followed by the principal occupations for the last five years.Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

LAWRENCE J.  ARTH, DIRECTOR, CHAIRMAN OF THE BOARD, AND CHIEF EXECUTIVE OFFICER*


                                     BRAVO!
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

Director, Chairman of the Board, and Chief Executive Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

WILLIAM J. ATHERTON, DIRECTOR, PRESIDENT, AND CHIEF OPERATING OFFICER*
Director: AMAL Corporation; President: North American Security Life Insurance Company; also served as officer and/or director of other subsidiaries and/or affiliates of North American.

KENNETH C. LOUIS, DIRECTOR, EXECUTIVE VICE PRESIDENT*
Director, President and Chief Operating Officer: Ameritas; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

GARY R. MCPHAIL, DIRECTOR, EXECUTIVE VICE PRESIDENT**
Director, President, and Chief Executive Officer: AmerUs Life; also serves as officer and/or director of other subsidiaries and/or affiliates of AmerUs Life; Executive Vice President - Marketing and Individual Operations: New York Life Insurance Company; President: Lincoln National Sales Corporation.

CHARLES J. CAVANAUGH, SENIOR VICE PRESIDENT, NATIONAL SALES MANAGER*
Director, Product Manufacturing and Supply: Merrill Lynch Insurance Group; Director of Marketing: ITT Hartford Life Insurance Companies.

BRIAN J. CLARK, VICE PRESIDENT-FIXED ANUITY PRODUCT DEVELOPMENT ** Senior Vice President - Product Management: AmerUs Life.

MICHAEL G. FRAIZER, DIRECTOR**
Controller: AmerUs Life; also serves as director of an affiliate of AVLIC.

THOMAS C.  GODLASKY,  DIRECTOR,  SENIOR  VICE  PRESIDENT  AND  CHIEF  INVESTMENT
OFFICER**
Executive Vice President and Chief Investment Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Investment Officer: AmerUs Life (f.k.a. American Mutual Life Insurance Company); Manager-Fixed Income and Derivatives
Department: Providian Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life.

JOSEPH K. HAGGERTY, ASSISTANT GENERAL COUNSEL**

Senior Vice President and General Counsel: AmerUs Life Holdings, Inc.; Senior Vice President and General Counsel: AmerUs Life (f.k.a. American Mutual Life Insurance Company f.k.a. Central Life Assurance Company***); Senior Vice President, Deputy General Counsel: I.C.H. Corporation; also serves as an officer to an affiliate of AVLIC, and served as officer and/or director of other subsidiaries and/or affiliates of I.C.H. Corporation; also serves as officer of other affiliates of AmerUs Life.

SANDRA K. HOLMES, VICE PRESIDENT-FIXED ANNUITY CUSTOMER SERVICE**
Senior Vice President: AmerUs Life (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company***).

KENNETH R. JONES, VICE PRESIDENT-CORPORATE COMPLIANCE AND ASSISTANT SECRETARY* Vice President, Corporate Compliance & Assistant Secretary: Ameritas Life; also serves as officer of other subsidiaries and/or affiliates of Ameritas Life.

CYNTHIA J. LAVELLE, VICE PRESIDENT-OPERATIONS AND SUPPORT*
Assistant Vice President - Variable Operations: Ameritas Life.

WILLIAM W. LESTER, TREASURER*
Senior Vice President - Investments and Treasurer: Ameritas Life; also serves as officer of affiliates of AVLIC.

JOANN M. MARTIN, DIRECTOR, CONTROLLER*
Senior Vice President and Chief Financial Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

SHEILA SANDY, ASSISTANT SECRETARY**
Manager Annuity Services: AmerUs Life (f.k.a. American Mutual Life Insurance Company).

DONALD R. STADING, SECRETARY AND GENERAL COUNSEL*
Senior Vice President, Secretary and Corporate General Counsel: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

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

KEVIN WAGONER, ASSISTANT TREASURER**
Director Investment Accounting: AmerUs Life (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company***); Senior Financial
Analyst: Target Stores.


     *Principal business address:   Ameritas Variable Life Insurance Company
                                    5900 "O" Street, P.O. Box 82550
                                    Lincoln, Nebraska 68501

     ** Principal business address:  AmerUs Life Insurance Company
                                     611 Fifth Avenue
                                     Des Moines, Iowa  50309

     *** Central Life Assurance Company merged with American Mutual Life Insurance Company on December 31, 1994. Central Life Assurance Company was the survivor of the merger. Contemporaneous with the merger, Central Life Assurance Company changed its name to American Mutual Life Insurance Company. (American Mutual Life Insurance Company changed its name to AmerUs Life Insurance Company on July 1, 1996.)

LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and AVLIC's right to issue the Policy under Nebraska Insurance Law, have been passed upon by Donald R. Stading, Secretary and General Counsel of AVLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account V is a party or to which the assets of Separate Account V are subject. AVLIC is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the Policies, or that relates to Separate Account V. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.

EXPERTS

The financial statements of AVLIC as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account V as of December 31, 1998, and for each of the three years in the period then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Thomas P. McArdle, Assistant Vice President and Associate Actuary of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account V, AVLIC and the Policy offered hereby. Statements contained in this prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.


                                     BRAVO!
                                       40

FINANCIAL STATEMENTS

The financial statements of AVLIC which are included in this prospectus should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account V.




                                     BRAVO!
                                       41

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statement of net assets of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 1998, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 1998, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
February 5, 1999

                                     F-I-1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1998

ASSETS
INVESTMENTS AT NET ASSET VALUE:
  VARIABLE INSURANCE PRODUCTS FUND:
     Money Market Portfolio -- 11,105,124.310 shares at
      $1.00 per share (cost $11,105,124)....................  $ 11,105,124
     Equity Income Portfolio -- 1,160,172.618 shares at
      $25.42 per share (cost $20,499,629)...................    29,491,589
     Growth Portfolio -- 1,030,142.884 shares at $44.87 per
      share (cost $24,624,171)..............................    46,222,512
     High Income Portfolio -- 716,563.299 shares at $11.53
      per share (cost $7,807,467)...........................     8,261,973
     Overseas Portfolio -- 729,187.972 shares at $20.05 per
      share (cost $11,215,340)..............................    14,620,219
  VARIABLE INSURANCE PRODUCTS FUND II:
     Asset Manager Portfolio -- 1,752,919.543 shares at
      $18.16 per share (cost $24,869,155)...................    31,833,018
     Investment Grade Bond Portfolio -- 343,207.716 shares
      at $12.96 per share (cost $4,095,562).................     4,447,972
     Contrafund Portfolio -- 562,154.419 shares at $24.44
      per share (cost $10,069,000)..........................    13,739,056
     Index 500 Portfolio -- 140,383.148 shares at $141.25
      per share (cost $14,386,677)..........................    19,829,119
     Asset Manager Growth Portfolio -- 194,121.333 shares at
      $17.03 per share (cost $2,789,533)....................     3,305,886
  ALGER AMERICAN FUND:
     Small Capitalization Portfolio -- 506,281.724 shares at
      $43.97 per share (cost $17,693,318)...................    22,261,208
     Growth Portfolio -- 438,715.956 shares at $53.22 per
      share (cost $15,340,061)..............................    23,348,463
     Income and Growth Portfolio -- 533,655.926 shares at
      $13.12 per share (cost $5,605,420)....................     7,001,566
     Midcap Growth Portfolio -- 390,902.572 shares at $28.87
      per share (cost $7,966,295)...........................    11,285,358
     Balanced Portfolio -- 210,014.615 shares at $12.98 per
      share (cost $2,268,208)...............................     2,725,989
     Leveraged Allcap Portfolio -- 158,890.232 shares at
      $34.90 per share (cost $3,600,937)....................     5,545,268
  MFS VARIABLE INSURANCE TRUST:
     Emerging Growth Series Portfolio -- 568,954.541 shares
      at $21.47 per share (cost $8,532,284).................    12,215,454
     World Governments Series Portfolio -- 51,660.465 shares
      at $10.88 per share (cost $532,514)...................       562,066
     Utilities Series Portfolio -- 166,350.240 shares at
      $19.82 per share (cost $2,770,572)....................     3,297,063
     Research Series Portfolio -- 156,106.437 shares at
      $19.05 per share (cost $2,571,889)....................     2,973,827
     Growth with Income Series Portfolio -- 175,680.697
      shares at $20.11 per share (cost $3,038,764)..........     3,532,938
  MORGAN STANLEY UNIVERSAL FUNDS:
     Asian Equity Portfolio -- 63,862.444 shares at $5.23
      per share (cost $388,097).............................       334,000
     Emerging Markets Equity Portfolio -- 115,841.118 shares
      at $7.11 per share (cost $1,187,272)..................       823,632
     Global Equity Portfolio -- 159,586.755 shares at $13.14
      per share (cost $1,951,259)...........................     2,096,971
     International Magnum Portfolio -- 83,104.465 shares at
      $11.23 per share (cost $938,486)......................       933,263
     U.S. Real Estate Portfolio -- 87,708.290 shares at
      $9.80 per share (cost $951,045).......................       859,540
                                                              ------------
     NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS.........  $282,653,074
                                                              ============

The accompanying notes are an integral part of these financial statements.

                                     F-I-2

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     F-I-3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 VARIABLE INSURANCE PRODUCTS FUND
                                                               ------------------------------------
                                                                 MONEY       EQUITY
                                                                MARKET       INCOME       GROWTH
                                                    TOTAL      PORTFOLIO   PORTFOLIO     PORTFOLIO
                                                 -----------   ---------   ----------   -----------
                     1998
INVESTMENT INCOME:
  Dividend distributions received..............  $ 3,349,781   $ 571,068   $  350,608   $   167,972
  Mortality and expense risk charge............   (2,163,874)   (100,578)    (257,976)     (354,109)
                                                 -----------   ---------   ----------   -----------
NET INVESTMENT INCOME (LOSS)...................    1,185,907     470,490       92,632      (186,137)
                                                 -----------   ---------   ----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments......   17,147,973          --    1,247,753     4,393,780
  Net change in unrealized appreciation
     (depreciation)............................   30,032,940          --    1,327,445     8,556,162
                                                 -----------   ---------   ----------   -----------
NET GAIN (LOSS) ON INVESTMENTS.................   47,180,913          --    2,575,198    12,949,942
                                                 -----------   ---------   ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................  $48,366,820   $ 470,490   $2,667,830   $12,763,805
                                                 ===========   =========   ==========   ===========
                     1997
INVESTMENT INCOME:
  Dividend distributions received..............  $ 2,670,710   $ 463,675   $  290,414   $   177,070
  Mortality and expense risk charge............   (1,574,558)    (84,611)    (201,066)     (278,073)
                                                 -----------   ---------   ----------   -----------
NET INVESTMENT INCOME (LOSS)...................    1,096,152     379,064       89,348      (101,003)
                                                 -----------   ---------   ----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments......    6,045,040          --    1,460,138       792,600
  Net change in unrealized appreciation
     (depreciation)............................   21,418,187          --    3,371,385     5,089,744
                                                 -----------   ---------   ----------   -----------
NET GAIN (LOSS) ON INVESTMENTS.................   27,463,227          --    4,831,523     5,882,344
                                                 -----------   ---------   ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................  $28,559,379   $ 379,064   $4,920,871   $ 5,781,341
                                                 ===========   =========   ==========   ===========
                     1996
INVESTMENT INCOME:
  Dividend distributions received..............  $ 1,837,028   $ 383,333   $   19,764   $    56,401
  Mortality and expense risk charge............   (1,085,616)    (71,053)    (141,453)     (223,387)
                                                 -----------   ---------   ----------   -----------
NET INVESTMENT INCOME (LOSS)...................      751,412     312,280     (121,689)     (166,986)
                                                 -----------   ---------   ----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments......    4,152,296          --      566,577     1,424,128
  Net change in unrealized appreciation
     (depreciation)............................    7,185,902          --    1,388,228     1,591,342
                                                 -----------   ---------   ----------   -----------
NET GAIN (LOSS) ON INVESTMENTS.................   11,338,198          --    1,954,805     3,015,470
                                                 -----------   ---------   ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................  $12,089,610   $ 312,280   $1,833,116   $ 2,848,484
                                                 ===========   =========   ==========   ===========

The accompanying notes are an integral part of these financial statements.

                                     F-I-4

        VARIABLE INSURANCE
          PRODUCTS FUND                          VARIABLE INSURANCE PRODUCTS FUND II
     ------------------------   ---------------------------------------------------------------------
                                  ASSET        INVESTMENT                               ASSET MANAGER
     HIGH INCOME    OVERSEAS     MANAGER       GRADE BOND     CONTRAFUND   INDEX 500       GROWTH
      PORTFOLIO    PORTFOLIO    PORTFOLIO      PORTFOLIO      PORTFOLIO    PORTFOLIO      PORTFOLIO
     -----------   ----------   ----------   --------------   ----------   ----------   -------------
     $   558,849   $  271,677   $  882,316      $146,622      $   56,896   $  131,792     $ 49,741
         (73,002)    (128,820)    (271,404)      (39,733)        (93,506)    (135,441)     (25,300)
     -----------   ----------   ----------      --------      ----------   ----------     --------
         485,847      142,857      610,912       106,889         (36,610)      (3,649)      24,441
     -----------   ----------   ----------      --------      ----------   ----------     --------
         355,102      800,734    2,646,949        17,396         418,590      305,253      232,615
      (1,057,850)     959,668      637,938       179,497       2,407,939    3,342,102      175,258
     -----------   ----------   ----------      --------      ----------   ----------     --------
        (702,748)   1,760,402    3,284,887       196,893       2,826,529    3,647,355      407,873
     -----------   ----------   ----------      --------      ----------   ----------     --------
     $  (216,901)  $1,903,259   $3,895,799      $303,782      $2,789,919   $3,643,706     $432,314
     ===========   ==========   ==========      ========      ==========   ==========     ========
     $   456,382   $  183,138   $  782,791      $138,030      $   28,971   $   32,977     $     --
         (65,009)    (115,217)    (232,839)      (25,608)        (50,896)     (71,508)     (14,685)
     -----------   ----------   ----------      --------      ----------   ----------     --------
         391,373       67,921      549,952       112,422         (21,925)     (38,531)     (14,685)
     -----------   ----------   ----------      --------      ----------   ----------     --------
          56,407      727,004    1,963,611            --          76,565       66,916        1,179
         585,776      646,688    1,992,988        89,590         991,738    1,946,609      322,064
     -----------   ----------   ----------      --------      ----------   ----------     --------
         642,183    1,373,692    3,956,599        89,590       1,068,303    2,013,525      323,243
     -----------   ----------   ----------      --------      ----------   ----------     --------
     $ 1,033,556   $1,441,613   $4,506,551      $202,012      $1,046,378   $1,974,994     $308,558
     ===========   ==========   ==========      ========      ==========   ==========     ========
     $   346,977   $   95,857   $  701,929      $110,640      $       --   $      523     $  8,340
         (52,366)     (87,506)    (192,161)      (22,366)        (12,082)      (6,403)      (2,489)
     -----------   ----------   ----------      --------      ----------   ----------     --------
         294,611        8,351      509,768        88,274         (12,082)      (5,880)       5,851
     -----------   ----------   ----------      --------      ----------   ----------     --------
          67,887      105,443      578,783            --           1,845        1,346       14,028
         303,796      931,213    1,567,972       (39,903)        270,650      153,497       19,517
     -----------   ----------   ----------      --------      ----------   ----------     --------
         371,683    1,036,656    2,146,755       (39,903)        272,495      154,843       33,545
     -----------   ----------   ----------      --------      ----------   ----------     --------
     $   666,294   $1,045,007   $2,656,523      $ 48,371      $  260,413   $  148,963     $ 39,396
     ===========   ==========   ==========      ========      ==========   ==========     ========

                                     F-I-5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                   ALGER AMERICAN FUND
                                                 --------------------------------------------------------
                                                     SMALL                       INCOME AND      MIDCAP
                                                 CAPITALIZATION      GROWTH        GROWTH        GROWTH
                                                   PORTFOLIO       PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                 --------------    ----------    ----------    ----------
                    1998
INVESTMENT INCOME:
  Dividend distributions received............      $       --      $   41,754    $   17,735    $       --
  Mortality and expense risk charge..........        (169,257)       (155,688)      (49,041)      (81,791)
                                                   ----------      ----------    ----------    ----------
NET INVESTMENT INCOME (LOSS).................        (169,257)       (113,934)      (31,306)      (81,791)
                                                   ----------      ----------    ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments....       2,446,741       2,551,580       490,671       742,049
  Net change in unrealized appreciation
     (depreciation)..........................         623,620       4,267,982     1,071,043     1,766,399
                                                   ----------      ----------    ----------    ----------
NET GAIN (LOSS) ON INVESTMENTS...............       3,070,361       6,819,562     1,561,714     2,508,448
                                                   ----------      ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATION...................      $2,901,104      $6,705,628    $1,530,408    $2,426,657
                                                   ==========      ==========    ==========    ==========
                    1997
INVESTMENT INCOME:
  Dividend distributions received............      $       --      $   32,883    $   12,791    $    3,623
  Mortality and expense risk charge..........        (142,416)        (98,937)      (28,862)      (62,763)
                                                   ----------      ----------    ----------    ----------
NET INVESTMENT INCOME (LOSS).................        (142,416)        (66,054)      (16,071)      (59,140)
                                                   ----------      ----------    ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments....         550,941          59,552       105,818        88,340
  Net change in unrealized appreciation
     (depreciation)..........................       1,210,960       2,142,136       755,171       768,190
                                                   ----------      ----------    ----------    ----------
NET GAIN (LOSS) ON INVESTMENTS...............       1,761,901       2,201,688       860,989       856,530
                                                   ----------      ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..................      $1,619,485      $2,135,634    $  844,918    $  797,390
                                                   ==========      ==========    ==========    ==========
                    1996
INVESTMENT INCOME:
  Dividend distributions received............      $       --      $    3,908    $   24,326    $       --
  Mortality and expense risk charge..........        (118,508)        (58,005)      (13,912)      (38,781)
                                                   ----------      ----------    ----------    ----------
NET INVESTMENT INCOME (LOSS).................        (118,508)        (54,097)       10,414       (38,781)
                                                   ----------      ----------    ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain (loss) on investments....          51,224         165,191       813,188        74,978
  Net change in unrealized appreciation
     (depreciation)..........................         368,251         592,282      (557,847)      330,732
                                                   ----------      ----------    ----------    ----------
NET GAIN (LOSS) ON INVESTMENTS...............         419,475         757,473       255,341       405,710
                                                   ----------      ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..................      $  300,967      $  703,376    $  265,755    $  366,929
                                                   ==========      ==========    ==========    ==========

---------------
(1) Commenced business 04/08/97

(2) Commenced business 04/03/97

The accompanying notes are an integral part of these financial statements.

                                     F-I-6

      ALGER AMERICAN FUND                               MFS VARIABLE INSURANCE TRUST
    -----------------------    -------------------------------------------------------------------------------
                 LEVERAGED       EMERGING            WORLD          UTILITIES      RESEARCH       GROWTH WITH
    BALANCED       ALLCAP      GROWTH SERIES      GOVERNMENTS        SERIES         SERIES       INCOME SERIES
    PORTFOLIO    PORTFOLIO       PORTFOLIO      SERIES PORTFOLIO    PORTFOLIO    PORTFOLIO(1)    PORTFOLIO(2)
    ---------    ----------    -------------    ----------------    ---------    ------------    -------------
    $  24,247    $       --     $       --          $ 3,936         $ 24,469       $  2,571        $     --
      (16,462)      (31,317)       (83,222)          (3,503)         (20,971)       (17,327)        (19,348)
    ---------    ----------     ----------          -------         --------       --------        --------
        7,785       (31,317)       (83,222)             433            3,498        (14,756)        (19,348)
    ---------    ----------     ----------          -------         --------       --------        --------
      107,704       147,338         76,320               --          111,249         33,714              --
      417,950     1,626,709      2,714,274           29,642          262,317        383,697         490,661
    ---------    ----------     ----------          -------         --------       --------        --------
      525,654     1,774,047      2,790,594           29,642          373,566        417,411         490,661
    ---------    ----------     ----------          -------         --------       --------        --------
    $ 533,439    $1,742,730     $2,707,372          $30,075         $377,064       $402,655        $471,313
    =========    ==========     ==========          =======         ========       ========        ========
    $  12,338    $       --     $       --          $ 3,537         $     --       $     --        $  6,744
      (10,092)      (17,451)       (44,359)          (1,978)          (7,542)        (2,824)         (2,761)
    ---------    ----------     ----------          -------         --------       --------        --------
        2,246       (17,451)       (44,359)           1,559           (7,542)        (2,824)          3,983
    ---------    ----------     ----------          -------         --------       --------        --------
       16,729            --             --            1,603               --             --          31,548
      162,920       298,847        937,800           (6,568)         255,610         18,241           3,513
    ---------    ----------     ----------          -------         --------       --------        --------
      179,649       298,847        937,800           (4,965)         255,610         18,241          35,061
    ---------    ----------     ----------          -------         --------       --------        --------
    $ 181,895    $  281,396     $  893,441          $(3,406)        $248,068       $ 15,417        $ 39,044
    =========    ==========     ==========          =======         ========       ========        ========
    $  29,838    $       --     $       --          $    --         $  9,070       $     --        $     --
       (6,215)       (5,432)        (9,549)            (913)          (1,520)            --              --
    ---------    ----------     ----------          -------         --------       --------        --------
       23,623        (5,432)        (9,549)            (913)           7,550             --              --
    ---------    ----------     ----------          -------         --------       --------        --------
      199,719         4,125         21,561               --           23,532             --              --
     (168,250)       17,914         32,735            7,363            9,810             --              --
    ---------    ----------     ----------          -------         --------       --------        --------
       31,469        22,039         54,296            7,363           33,342             --              --
    ---------    ----------     ----------          -------         --------       --------        --------
    $  55,092    $   16,607     $   44,747          $ 6,450         $ 40,892       $     --        $     --
    =========    ==========     ==========          =======         ========       ========        ========

                                     F-I-7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                    MORGAN STANLEY UNIVERSAL FUNDS
                                                            ----------------------------------------------
                                                                               EMERGING          GLOBAL
                                                            ASIAN EQUITY    MARKETS EQUITY       EQUITY
                                                            PORTFOLIO(1)     PORTFOLIO(2)     PORTFOLIO(3)
                          1998                              ------------    --------------    ------------
INVESTMENT INCOME:
  Dividend distributions received........................     $  2,129        $   4,381        $  14,013
  Mortality and expense risk charge......................       (2,084)          (7,282)         (13,265)
                                                              --------        ---------        ---------
NET INVESTMENT INCOME (LOSS).............................           45           (2,901)             748
                                                              --------        ---------        ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on investments................           --               --           12,591
  Net change in unrealized appreciation (depreciation)...       (2,798)        (219,226)         143,561
                                                              --------        ---------        ---------
NET GAIN (LOSS) ON INVESTMENTS...........................       (2,798)        (219,226)         156,152
                                                              --------        ---------        ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS.............................................     $ (2,753)       $(222,127)       $ 156,900
                                                              ========        =========        =========
                          1997
INVESTMENT INCOME:
  Dividend distributions received........................     $    232        $   4,896        $   5,533
  Mortality and expense risk charge......................         (495)          (3,435)          (2,294)
                                                              --------        ---------        ---------
NET INVESTMENT INCOME (LOSS).............................         (263)           1,461            3,239
                                                              --------        ---------        ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on investments................           --           21,661           11,816
  Net change in unrealized appreciation (depreciation)...      (51,298)        (144,415)           2,150
                                                              --------        ---------        ---------
NET GAIN (LOSS) ON INVESTMENTS...........................      (51,298)        (122,754)          13,966
                                                              --------        ---------        ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS.............................................     $(51,561)       $(121,293)       $  17,205
                                                              ========        =========        =========
                          1996
INVESTMENT INCOME:
  Dividend distributions received........................     $     --        $      --        $      --
  Mortality and expense risk charge......................           --               --               --
                                                              --------        ---------        ---------
NET INVESTMENT INCOME (LOSS).............................           --               --               --
                                                              --------        ---------        ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on investments................           --               --               --
  Net change in unrealized appreciation (depreciation)...           --               --               --
                                                              --------        ---------        ---------
NET GAIN (LOSS) ON INVESTMENTS...........................           --               --               --
                                                              --------        ---------        ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS.............................................     $     --        $      --        $      --
                                                              ========        =========        =========

---------------
(1) Commenced business 04/22/97
(2) Commenced business 04/08/97
(3) Commenced business 04/17/97
(4) Commenced business 04/07/97
(5) Commenced business 04/28/97

The accompanying notes are an integral part of these financial statements.

                                     F-I-8

      MORGAN STANLEY UNIVERSAL FUNDS             DREYFUS
    ----------------------------------         -----------
    INTERNATIONAL          U.S. REAL
       MAGNUM                ESTATE            STOCK INDEX
    PORTFOLIO(4)          PORTFOLIO(5)          PORTFOLIO
    -------------         ------------         -----------
      $  2,795             $  24,210            $     --
        (6,689)               (6,758)                 --
      --------             ---------            --------
        (3,894)               17,452                  --
      --------             ---------            --------
         3,255                 6,589                  --
        39,545              (110,595)                 --
      --------             ---------            --------
        42,800              (104,006)                 --
      --------             ---------            --------
      $ 38,906             $ (86,554)           $     --
      ========             =========            ========
      $ 15,852             $   9,641            $  9,192
        (1,903)               (1,584)             (5,350)
      --------             ---------            --------
        13,949                 8,057               3,842
      --------             ---------            --------
         1,056                11,556                  --
       (44,768)               19,091              54,025
      --------             ---------            --------
       (43,712)               30,647              54,025
      --------             ---------            --------
      $(29,763)            $  38,704            $ 57,867
      ========             =========            ========
      $     --             $      --            $ 46,122
            --                    --             (21,515)
      --------             ---------            --------
            --                    --              24,607
      --------             ---------            --------
            --                    --              38,741
            --                    --             366,600
      --------             ---------            --------
            --                    --             405,341
      --------             ---------            --------
      $     --             $      --            $429,948
      ========             =========            ========

                                     F-I-9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                   VARIABLE INSURANCE PRODUCTS FUND
                                                             --------------------------------------------
                                                                MONEY           EQUITY
                                                                MARKET          INCOME          GROWTH
                                                TOTAL         PORTFOLIO        PORTFOLIO       PORTFOLIO
                                             ------------    ------------    -------------    -----------
                  1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...........    $  1,185,907    $   470,490      $    92,632     $  (186,137)
  Net realized gain (loss) on
     investments.........................      17,147,973             --        1,247,753       4,393,780
  Net change in unrealized appreciation
     (depreciation)......................      30,032,940             --        1,327,445       8,556,162
                                             ------------    -----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............      48,366,820        470,490        2,667,830      12,763,805
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...........................      36,557,125      3,082,148        2,101,252       1,105,036
                                             ------------    -----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.................................      84,923,945      3,552,638        4,769,082      13,868,841
NET ASSETS AT JANUARY 1, 1998............     197,729,129      7,552,486       24,722,507      32,353,671
                                             ------------    -----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 1998..........    $282,653,074    $11,105,124      $29,491,589     $46,222,512
                                             ============    ===========      ===========     ===========
                  1997
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...........    $  1,096,152    $   379,064      $    89,348     $  (101,003)
  Net realized gain (loss) on
     investments.........................       6,045,040             --        1,460,138         792,600
  Net change in unrealized appreciation
     (depreciation)......................      21,418,187             --        3,371,385       5,089,744
                                             ------------    -----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............      28,559,379        379,064        4,920,871       5,781,341
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...........................      33,090,017       (464,346)       2,617,832         382,227
                                             ------------    -----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.................................      61,649,396        (85,282)       7,538,703       6,163,568
NET ASSETS AT JANUARY 1, 1997............     136,079,733      7,637,768       17,183,804      26,190,103
                                             ------------    -----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 1997..........    $197,729,129    $ 7,552,486      $24,722,507     $32,353,671
                                             ============    ===========      ===========     ===========
                  1996
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...........    $    751,412    $   312,280      $  (121,689)    $  (166,986)
  Net realized gain (loss) on
     investments.........................       4,152,296             --          566,577       1,424,128
  Net change in unrealized appreciation
     (depreciation)......................       7,185,902             --        1,388,228       1,591,342
                                             ------------    -----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............      12,089,610        312,280        1,833,116       2,848,484
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...........................      30,380,460      1,711,961        2,778,194       2,837,486
                                             ------------    -----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.................................      42,470,070      2,024,241        4,611,310       5,685,970
NET ASSETS AT JANUARY 1, 1996............      93,609,663      5,613,527       12,572,494      20,504,133
                                             ------------    -----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 1996..........    $136,079,733    $ 7,637,768      $17,183,804     $26,190,103
                                             ============    ===========      ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                    F-I-10

    VARIABLE INSURANCE PRODUCTS FUND                    VARIABLE INSURANCE PRODUCTS FUND II
    ---------------------------------   --------------------------------------------------------------------
                                           ASSET      INVESTMENT                               ASSET MANAGER
      HIGH INCOME        OVERSEAS         MANAGER     GRADE BOND   CONTRAFUND     INDEX 500       GROWTH
       PORTFOLIO         PORTFOLIO       PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO
    ---------------   ---------------   -----------   ----------   -----------   -----------   -------------
      $   485,847       $   142,857     $   610,912   $  106,889   $   (36,610)  $    (3,649)   $   24,441
          355,102           800,734       2,646,949       17,396       418,590       305,253       232,615
       (1,057,850)          959,668         637,938      179,497     2,407,939     3,342,102       175,258
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
         (216,901)        1,903,259       3,895,799      303,782     2,789,919     3,643,706       432,314
          353,039          (628,523)        353,744    1,166,836     3,190,211     5,349,378       582,288
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
          136,138         1,274,736       4,249,543    1,470,618     5,980,130     8,993,084     1,014,602
        8,125,835        13,345,483      27,583,475    2,977,354     7,758,926    10,836,035     2,291,284
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
      $ 8,261,973       $14,620,219     $31,833,018   $4,447,972   $13,739,056   $19,829,119    $3,305,886
      ===========       ===========     ===========   ==========   ===========   ===========    ==========
      $   391,373       $    67,921     $   549,952   $  112,422   $   (21,925)  $   (38,531)   $  (14,685)
           56,407           727,004       1,963,611           --        76,565        66,916         1,179
          585,776           646,688       1,992,988       89,590       991,738     1,946,609       322,064
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
        1,033,556         1,441,613       4,506,551      202,012     1,046,378     1,974,994       308,558
          104,745         1,242,175         614,816      422,976     3,787,942     6,930,829     1,426,686
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
        1,138,301         2,683,788       5,121,367      624,988     4,834,320     8,905,823     1,735,244
        6,987,534        10,661,695      22,462,108    2,352,366     2,924,606     1,930,212       556,040
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
      $ 8,125,835       $13,345,483     $27,583,475   $2,977,354   $ 7,758,926   $10,836,035    $2,291,284
      ===========       ===========     ===========   ==========   ===========   ===========    ==========
      $   294,611       $     8,351     $   509,768   $   88,274   $   (12,082)  $    (5,880)   $    5,851
           67,887           105,443         578,783           --         1,845         1,346        14,028
          303,796           931,213       1,567,972      (39,903)      270,650       153,497        19,517
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
          666,294         1,045,007       2,656,523       48,371       260,413       148,963        39,396
        1,995,433         2,133,197         518,914      167,556     2,534,900     1,776,610       503,059
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
        2,661,727         3,178,204       3,175,437      215,927     2,795,313     1,925,573       542,455
        4,325,807         7,483,491      19,286,671    2,136,439       129,293         4,639        13,585
      -----------       -----------     -----------   ----------   -----------   -----------    ----------
      $ 6,987,534       $10,661,695     $22,462,108   $2,352,366   $ 2,924,606   $ 1,930,212    $  556,040
      ===========       ===========     ===========   ==========   ===========   ===========    ==========

                                    F-I-11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                      ALGER AMERICAN FUND
                                                   ----------------------------------------------------------
                                                       SMALL                        INCOME AND      MIDCAP
                                                   CAPITALIZATION      GROWTH         GROWTH        GROWTH
                                                     PORTFOLIO        PORTFOLIO     PORTFOLIO      PORTFOLIO
                                                   --------------    -----------    ----------    -----------
                     1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).................     $  (169,257)     $  (113,934)   $  (31,306)   $   (81,791)
  Net realized gain (loss) on investments......       2,446,741        2,551,580       490,671        742,049
  Net change in unrealized appreciation
    (depreciation).............................         623,620        4,267,982     1,071,043      1,766,399
                                                    -----------      -----------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................       2,901,104        6,705,628     1,530,408      2,426,657
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.................................       1,708,481        3,802,750     1,281,319      1,308,265
                                                    -----------      -----------    ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS........       4,609,585       10,508,378     2,811,727      3,734,922
NET ASSETS AT JANUARY 1, 1998..................      17,651,623       12,840,085     4,189,839      7,550,436
                                                    -----------      -----------    ----------    -----------
NET ASSETS AT DECEMBER 31, 1998................     $22,261,208      $23,348,463    $7,001,566    $11,285,358
                                                    ===========      ===========    ==========    ===========
                     1997
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).................     $  (142,416)     $   (66,054)   $  (16,071)   $   (59,140)
  Net realized gain (loss) on investments......         550,941           59,552       105,818         88,340
  Net change in unrealized appreciation
    (depreciation).............................       1,210,960        2,142,136       755,171        768,190
                                                    -----------      -----------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................       1,619,485        2,135,634       844,918        797,390
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.................................       1,904,475        2,704,106     1,369,132      1,117,517
                                                    -----------      -----------    ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS........       3,523,960        4,839,740     2,214,050      1,914,907
NET ASSETS AT JANUARY 1, 1997..................      14,127,663        8,000,345     1,975,789      5,635,529
                                                    -----------      -----------    ----------    -----------
NET ASSETS AT DECEMBER 31, 1997................     $17,651,623      $12,840,085    $4,189,839    $ 7,550,436
                                                    ===========      ===========    ==========    ===========
                     1996
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).................     $  (118,508)     $   (54,097)   $   10,414    $   (38,781)
  Net realized gain (loss) on investments......          51,224          165,191       813,188         74,978
  Net change in unrealized appreciation
    (depreciation).............................         368,251          592,282      (557,847)       330,732
                                                    -----------      -----------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................         300,967          703,376       265,755        366,929
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.................................       3,449,194        2,618,412       791,272      2,585,782
                                                    -----------      -----------    ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS........       3,750,161        3,321,788     1,057,027      2,952,711
NET ASSETS AT JANUARY 1, 1996..................      10,377,502        4,678,557       918,762      2,682,818
                                                    -----------      -----------    ----------    -----------
NET ASSETS AT DECEMBER 31, 1996................     $14,127,663      $ 8,000,345    $1,975,789    $ 5,635,529
                                                    ===========      ===========    ==========    ===========

---------------

(1) Commenced business 04/08/97
(2) Commenced business 04/03/97

The accompanying notes are an integral part of these financial statements.

                                    F-I-12

      ALGER AMERICAN FUND                             MFS VARIABLE INSURANCE TRUST
    -----------------------   ----------------------------------------------------------------------------
                 LEVERAGED      EMERGING           WORLD         UTILITIES      RESEARCH      GROWTH WITH
     BALANCED      ALLCAP     GROWTH SERIES     GOVERNMENTS        SERIES        SERIES      INCOME SERIES
    PORTFOLIO    PORTFOLIO      PORTFOLIO     SERIES PORTFOLIO   PORTFOLIO    PORTFOLIO(1)   PORTFOLIO(2)
    ----------   ----------   -------------   ----------------   ----------   ------------   -------------
    $    7,785   $  (31,317)   $   (83,222)       $    433       $    3,498    $  (14,756)    $  (19,348)
       107,704      147,338         76,320              --          111,249        33,714             --
       417,950    1,626,709      2,714,274          29,642          262,317       383,697        490,661
    ----------   ----------    -----------        --------       ----------    ----------     ----------
       533,439    1,742,730      2,707,372          30,075          377,064       402,655        471,313
       844,417    1,370,291      2,799,432         310,132        1,222,669     1,600,841      1,428,853
    ----------   ----------    -----------        --------       ----------    ----------     ----------
     1,377,856    3,113,021      5,506,804         340,207        1,599,733     2,003,496      1,900,166
     1,348,133    2,432,247      6,708,650         221,859        1,697,330       970,331      1,632,772
    ----------   ----------    -----------        --------       ----------    ----------     ----------
    $2,725,989   $5,545,268    $12,215,454        $562,066       $3,297,063    $2,973,827     $3,532,938
    ==========   ==========    ===========        ========       ==========    ==========     ==========
    $    2,246   $  (17,451)   $   (44,359)       $  1,559       $   (7,542)   $   (2,824)    $    3,983
        16,729           --             --           1,603               --            --         31,548
       162,920      298,847        937,800          (6,568)         255,610        18,241          3,513
    ----------   ----------    -----------        --------       ----------    ----------     ----------
       181,895      281,396        893,441          (3,406)         248,068        15,417         39,044
       253,322      962,301      3,250,610          41,843        1,057,600       954,914      1,593,728
    ----------   ----------    -----------        --------       ----------    ----------     ----------
       435,217    1,243,697      4,144,051          38,437        1,305,668       970,331      1,632,772
       912,916    1,188,550      2,564,599         183,422          391,662            --             --
    ----------   ----------    -----------        --------       ----------    ----------     ----------
    $1,348,133   $2,432,247    $ 6,708,650        $221,859       $1,697,330    $  970,331     $1,632,772
    ==========   ==========    ===========        ========       ==========    ==========     ==========
    $   23,623   $   (5,432)   $    (9,549)       $   (913)      $    7,550    $       --     $       --
       199,719        4,125         21,561              --           23,532            --             --
      (168,250)      17,914         32,735           7,363            9,810            --             --
    ----------   ----------    -----------        --------       ----------    ----------     ----------
        55,092       16,607         44,747           6,450           40,892            --             --
       421,333    1,071,187      2,401,694         161,157          332,223            --             --
    ----------   ----------    -----------        --------       ----------    ----------     ----------
       476,425    1,087,794      2,446,441         167,607          373,115            --             --
       436,491      100,756        118,158          15,815           18,547            --             --
    ----------   ----------    -----------        --------       ----------    ----------     ----------
    $  912,916   $1,188,550    $ 2,564,599        $183,422       $  391,662    $       --     $       --
    ==========   ==========    ===========        ========       ==========    ==========     ==========

                                    F-I-13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                    MORGAN STANLEY UNIVERSAL FUNDS
                                                            ----------------------------------------------
                                                                               EMERGING          GLOBAL
                                                            ASIAN EQUITY    MARKETS EQUITY       EQUITY
                                                            PORTFOLIO(1)     PORTFOLIO(2)     PORTFOLIO(3)
                          1998                              ------------    --------------    ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)..........................      $     45        $  (2,901)       $      748
  Net realized gain (loss) on investments...............            --               --            12,591
  Net change in unrealized appreciation(depreciation)...        (2,798)        (219,226)          143,561
                                                              --------        ---------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS............................................        (2,753)        (222,127)          156,900
NET INCREASE (DECREASE) FROM POLICYOWNER TRANSACTIONS...       149,362          308,380         1,088,835
                                                              --------        ---------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.................       146,609           86,253         1,245,735
NET ASSETS AT JANUARY 1, 1998...........................       187,391          737,379           851,236
                                                              --------        ---------        ----------
NET ASSETS AT DECEMBER 31, 1998.........................      $334,000        $ 823,632        $2,096,971
                                                              ========        =========        ==========
                          1997
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)..........................      $   (263)       $   1,461        $    3,239
  Net realized gain (loss) on investments...............            --           21,661            11,816
  Net change in unrealized appreciation
     (depreciation).....................................       (51,298)        (144,415)            2,150
                                                              --------        ---------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS............................................       (51,561)        (121,293)           17,205
NET INCREASE (DECREASE) FROM POLICYOWNER TRANSACTIONS...       238,952          858,672           834,031
                                                              --------        ---------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.................       187,391          737,379           851,236
NET ASSETS AT JANUARY 1, 1997...........................            --               --                --
                                                              --------        ---------        ----------
NET ASSETS AT DECEMBER 31, 1997.........................      $187,391        $ 737,379        $  851,236
                                                              ========        =========        ==========
                          1996
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)..........................      $     --        $      --        $       --
  Net realized gain (loss) on investments...............            --               --                --
  Net change in unrealized appreciation
     (depreciation).....................................            --               --                --
                                                              --------        ---------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS............................................            --               --                --
NET INCREASE (DECREASE) FROM POLICYOWNER TRANSACTIONS...            --               --                --
                                                              --------        ---------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.................            --               --                --
NET ASSETS AT JANUARY 1, 1996...........................            --               --                --
                                                              --------        ---------        ----------
NET ASSETS AT DECEMBER 31, 1996.........................      $     --        $      --        $       --
                                                              ========        =========        ==========

---------------

(1) Commenced business 04/22/97
(2) Commenced business 04/08/97
(3) Commenced business 04/17/97
(4) Commenced business 04/07/97
(5) Commenced business 04/28/97

The accompanying notes are an integral part of these financial statements.

                                    F-I-14

              MORGAN STANLEY
              UNIVERSAL FUNDS             DREYFUS
       -----------------------------    -----------
       INTERNATIONAL     U.S. REAL
          MAGNUM           ESTATE       STOCK INDEX
       PORTFOLIO(4)     PORTFOLIO(5)     PORTFOLIO
       -------------    ------------    -----------
         $ (3,894)       $  17,452      $        --
            3,255            6,589               --
           39,545         (110,595)              --
         --------        ---------      -----------
           38,906          (86,554)              --
          363,729          313,960               --
         --------        ---------      -----------
          402,635          227,406               --
          530,628          632,134               --
         --------        ---------      -----------
         $933,263        $ 859,540      $        --
         ========        =========      ===========
         $ 13,949        $   8,057      $     3,842
            1,056           11,556               --
          (44,768)          19,091           54,025
         --------        ---------      -----------
          (29,763)          38,704           57,867
          560,391          593,430       (2,270,889)
         --------        ---------      -----------
          530,628          632,134       (2,213,022)
               --               --        2,213,022
         --------        ---------      -----------
         $530,628        $ 632,134      $        --
         ========        =========      ===========
         $     --        $      --      $    24,607
               --               --           38,741
               --               --          366,600
         --------        ---------      -----------
               --               --          429,948
               --               --         (409,104)
         --------        ---------      -----------
               --               --           20,844
               --               --        2,192,178
         --------        ---------      -----------
         $     --        $      --      $ 2,213,022
         ========        =========      ===========

                                    F-I-15

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    F-I-16

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 1998, there are twenty-six subaccounts within the Account. Five of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and five invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company. Six of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. Five of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company. Five of the subaccounts invest only in a corresponding Portfolio of Morgan Stanley Universal Funds, Inc. which is a diversified open-end management investment company managed by Morgan Stanley Asset Management, Inc. All five funds are registered under the Investment Company Act of 1940, as amended. Each Portfolio is registered under the Investment Company Act of 1940, as amended. Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds.

Pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Dreyfus Stock Index Fund were transferred to the Index 500 subaccount of the Fidelity Variable Insurance Products Fund II as of March 31, 1997.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

FEDERAL AND STATE TAXES

The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, AVLIC does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

2. POLICYOWNER CHARGES

AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option which is not reflected in this separate account.

                                    F-I-17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. SHARES OWNED

     The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                         VARIABLE INSURANCE PRODUCTS FUND
                               -------------------------------------------------------------------------------------
                                MONEY MARKET      EQUITY INCOME       GROWTH         HIGH INCOME         OVERSEAS
                                  PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO         PORTFOLIO
                               ---------------    -------------    -------------    --------------    --------------
Shares owned at January 1,
  1998.....................      7,552,485.910    1,018,225.148      872,066.612       598,367.840       695,077.235
Shares acquired............     96,112,872.130      590,346.286      801,025.403     2,095,006.665     2,333,977.875
Shares disposed of.........    (92,560,233.730)    (448,398.816)    (642,949.131)   (1,976,811.206)   (2,299,867.138)
                               ---------------    -------------    -------------    --------------    --------------
Shares owned at December
  31, 1998.................     11,105,124.310    1,160,172.618    1,030,142.884       716,563.299       729,187.972
                               ===============    =============    =============    ==============    ==============

Shares owned at January 1,
  1997.....................      7,637,767.850      817,109.096      841,043.772       558,109.727       565,907.403
Shares acquired............     57,423,437.350      511,389.228      339,254.481     1,118,068.428     1,175,596.501
Shares disposed of.........    (57,508,719.290)    (310,273.176)    (308,231.641)   (1,077,810.315)   (1,046,426.669)
                               ---------------    -------------    -------------    --------------    --------------
Shares owned at December
  31, 1997.................      7,552,485.910    1,018,225.148      872,066.612       598,367.840       695,077.235
                               ===============    =============    =============    ==============    ==============

Shares owned at January 1,
  1996.....................      5,613,527.070      652,438.732      702,196.341       358,988.159       438,914.420
Shares acquired............     47,496,829.850      398,549.753      641,337.814     1,195,240.651       726,524.452
Shares disposed of.........    (45,472,589.070)    (233,879.389)    (502,490.383)     (996,119.083)     (599,531.469)
                               ---------------    -------------    -------------    --------------    --------------
Shares owned at December
  31, 1996.................      7,637,767.850      817,109.096      841,043.772       558,109.727       565,907.403
                               ===============    =============    =============    ==============    ==============

                                    F-I-18

                   VARIABLE INSURANCE PRODUCTS FUND II                           ALGER AMERICAN FUND
-------------------------------------------------------------------------   -----------------------------
                 INVESTMENT                                 ASSET MANAGER       SMALL
ASSET MANAGER    GRADE BOND     CONTRAFUND     INDEX 500       GROWTH       CAPITALIZATION      GROWTH
  PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO
-------------   ------------   ------------   -----------   -------------   --------------   ------------
1,531,564.418    237,050.443    389,113.666    94,728.864    140,054.018      403,465.664     300,282.630
  678,058.443    639,413.242    496,047.058   128,107.356    152,783.138      441,926.395     397,157.183
 (456,703.318)  (533,255.969)  (323,006.305)  (82,453.072)   (98,715.823)    (339,110.335)   (258,723.857)
-------------   ------------   ------------   -----------    -----------     ------------    ------------
1,752,919.543    343,207.716    562,154.419   140,383.148    194,121.333      506,281.724     438,715.956
=============   ============   ============   ===========    ===========     ============    ============

1,326,763.623    192,186.776    176,606.628    21,656.138     42,445.800      345,335.196     233,042.387
  598,138.814    120,594.995    358,431.197   129,171.432    137,282.584      311,521.638     204,589.158
 (393,338.019)   (75,731.328)  (145,924.159)  (56,098.706)   (39,674.366)    (253,391.170)   (137,348.915)
-------------   ------------   ------------   -----------    -----------     ------------    ------------
1,531,564.418    237,050.443    389,113.666    94,728.864    140,054.018      403,465.664     300,282.630
=============   ============   ============   ===========    ===========     ============    ============

1,221,448.421    171,179.054      9,382.665        61.274      1,153.239      263,321.551     150,146.226
  469,994.138    113,295.550    299,411.174    26,095.586     53,791.445      280,059.510     162,856.038
 (364,678.936)   (92,297.828)  (132,187.211)   (4,500.722)   (12,498.884)    (198,045.865)    (79,959.877)
-------------   ------------   ------------   -----------    -----------     ------------    ------------
1,326,763.623    192,176.776    176,606.628    21,656.138     42,445.800      345,335.196     233,042.387
=============   ============   ============   ===========    ===========     ============    ============

                                    F-I-19

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

3. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                               ALGER AMERICAN FUND
                                           -----------------------------------------------------------
                                            INCOME AND        MIDCAP                       LEVERAGED
                                              GROWTH          GROWTH        BALANCED         ALLCAP
                                            PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
                                           ------------    ------------    -----------    ------------
Shares owned at January 1, 1998........     381,241.041     312,259.570    125,291.131     104,973.976
Shares acquired........................     471,468.634     272,665.784    179,874.177     159,683.710
Shares disposed of.....................    (319,053.749)   (194,022.782)   (95,150.693)   (105,767.454)
                                           ------------    ------------    -----------    ------------
Shares owned at December 31, 1998......     533,655.926     390,902.572    210,014.615     158,890.232
                                           ============    ============    ===========    ============

Shares owned at January 1, 1997........     234,654.249     263,959.188     98,800.487      61,392.043
Shares acquired........................     389,297.914     245,052.311     64,650.229     108,499.936
Shares disposed of.....................    (242,711.122)   (196,751.929)   (38,159.585)    (64,918.003)
                                           ------------    ------------    -----------    ------------
Shares owned at December 31, 1997......     381,241.041     312,259.570    125,291.131     104,973.976
                                           ============    ============    ===========    ============

Shares owned at January 1, 1996........      51,644.863     138,005.038     32,000.820       5,780.602
Shares acquired........................     238,851.986     257,678.903     91,879.454      94,532.096
Shares disposed of.....................     (55,842.600)   (131,724.753)   (25,079.787)    (38,920.655)
                                           ------------    ------------    -----------    ------------
Shares owned at December 31, 1996......     234,654.249     263,959.188     98,800.487      61,392.043
                                           ============    ============    ===========    ============

---------------
(1) Commenced business 04/08/97
(2) Commenced business 04/03/97
(3) Commenced business 04/22/97
(4) Commenced business 04/08/97

                                    F-I-20

                             MFS VARIABLE INSURANCE TRUST                            MORGAN STANLEY UNIVERSAL FUNDS
    ------------------------------------------------------------------------------   -------------------------------
      EMERGING           WORLD          UTILITIES       RESEARCH      GROWTH WITH       ASIAN       EMERGING MARKETS
    GROWTH SERIES     GOVERNMENTS         SERIES         SERIES      INCOME SERIES      EQUITY           EQUITY
      PORTFOLIO     SERIES PORTFOLIO    PORTFOLIO     PORTFOLIO(1)   PORTFOLIO(2)    PORTFOLIO(3)     PORTFOLIO(4)
    -------------   ----------------   ------------   ------------   -------------   ------------   ----------------
     415,653.648       21,729.618        94,348.503    61,452.261      99,317.062     33,225.337        78,194.995
     513,918.012       88,429.719       186,751.323   173,038.858     226,820.471     99,976.563       334,441.671
    (360,617.119)     (58,498.872)     (114,749.586)  (78,384.682)   (150,456.836)   (69,339.456)     (296,795.548)
    ------------      -----------      ------------   -----------    ------------    -----------      ------------
     568,954.541       51,660.465       166,350.240   156,106.437     175,680.697     63,862.444       115,841.118
    ============      ===========      ============   ===========    ============    ===========      ============

     193,700.823       17,336.705        28,672.191            --              --             --                --
     457,734.629       37,542.368       107,581.620    72,826.540     110,180.302     51,430.390       140,386.479
    (235,781.804)     (33,149.455)      (41,905.308)  (11,374.279)    (10,863.240)   (18,205.053)      (62,191.484)
    ------------      -----------      ------------   -----------    ------------    -----------      ------------
     415,653.648       21,729.618        94,348.503    61,452.261      99,317.062     33,225.337        78,194.995
    ============      ===========      ============   ===========    ============    ===========      ============

      10,355.688        1,555.043         1,475.513            --              --             --                --
     232,976.138       34,612.233        35,187.917            --              --             --                --
     (49,631.003)     (18,830.571)       (7,991.239)           --              --             --                --
    ------------      -----------      ------------   -----------    ------------    -----------      ------------
     193,700.823       17,336.705        28,672.191            --              --             --                --
    ============      ===========      ============   ===========    ============    ===========      ============

                                    F-I-21

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

3. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                   MORGAN STANLEY UNIVERSAL FUNDS               DREYFUS
                                            ---------------------------------------------    --------------
                                               GLOBAL       INTERNATIONAL     U.S. REAL
                                               EQUITY          MAGNUM           ESTATE        STOCK INDEX
                                            PORTFOLIO(1)    PORTFOLIO(2)     PORTFOLIO(3)    FUND PORTFOLIO
                                            ------------    -------------    ------------    --------------
Shares owned at January 1, 1998.........     72,507.289       51,120.253       55,401.749               --
Shares acquired.........................    172,405.252      120,740.453      136,182.392               --
Shares disposed of......................    (85,325.786)     (88,756.241)    (103,875.851)              --
                                            -----------      -----------     ------------     ------------
Shares owned at December 31, 1998.......    159,586.755       83,104.465       87,708.290               --
                                            ===========      ===========     ============     ============

Shares owned at January 1, 1997.........             --               --               --      109,123.387
Shares acquired.........................     93,896.403       77,530.448       97,640.967        2,530.208
Shares disposed of......................    (21,389.114)     (26,410.195)     (42,239.218)    (111,653.595)
                                            -----------      -----------     ------------     ------------
Shares owned at December 31, 1997.......     72,507.289       51,120.253       55,401.749               --
                                            ===========      ===========     ============     ============

Shares owned at January 1, 1996.........             --               --               --      127,452.178
Shares acquired.........................             --               --               --       33,926.076
Shares disposed of......................             --               --               --      (52,254.867)
                                            -----------      -----------     ------------     ------------
Shares owned at December 31, 1996.......             --               --               --      109,123.387
                                            ===========      ===========     ============     ============

---------------
(1) Commenced business 04/17/97

(2) Commenced business 04/07/97

(3) Commenced business 04/28/97

                                    F-I-22

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                             STATEMENT OF NET ASSETS
                                 MARCH 31, 1999
                                   (UNAUDITED)
ASSETS
INVESTMENTS AT NET ASSET VALUE:
  VARIABLE INSURANCE PRODUCTS FUND:
    Money Market Portfolio--15,084,388.180 shares at $1.00 per
      share (cost $15,084,388)                                                                              $ 15,084,388
    Equity Income Portfolio--1,201,360.863 shares at $24.68 per
      share (cost $21,460,371)                                                                                29,649,587
    Growth Portfolio--1,157,962.549 shares at $43.37 per share
      (cost $29,998,748)                                                                                      50,220,837
    High Income Portfolio--815,522.648 shares at $10.99 per
     share (cost $8,944,174)                                                                                   8,962,593
    Overseas Portfolio--679,023.138 shares at $19.77 per share
      (cost $10,167,709)                                                                                      13,424,289
  VARIABLE INSURANCE PRODUCTS FUND II:
    Asset Manager Portfolio--1,869,097.149 shares at $16.96 per
      share (cost $26,833,386)                                                                                31,699,886
    Investment Grade Bond Portfolio--364,179.103 shares at
      $12.26 per share (cost $4,364,205)                                                                       4,464,836
    Contrafund Portfolio--621,138.992 shares at $24.74 per share
      (cost $11,495,890)                                                                                      15,366,981
    Index 500 Portfolio--153,294.162 shares at $145.58 per
      share (cost $16,222,329)                                                                                22,316,563
    Asset Manager Growth Portfolio--211,953.390 shares at
      $16.15 per share (cost $3,079,956)                                                                       3,423,048
  ALGER AMERICAN FUND:
    Small Capitalization Portfolio--490,085.425 shares at $44.28
      per share (cost $16,986,215)                                                                            21,700,984
    Growth Portfolio--458,418.657 shares at $59.06 per share
      (cost $16,441,366)                                                                                      27,074,205
    Income and Growth Portfolio--548,099.899 shares at $13.89
      per share (cost $5,785,207)                                                                              7,613,108
    Midcap Growth Portfolio--404,650.544 shares at $30.23 per
      share (cost $8,366,383)                                                                                 12,232,586
    Balanced Portfolio--227,915.161 shares at $14.20 per share
      (cost $2,512,117)                                                                                        3,236,395
    Leveraged Allcap Portfolio--213,091.409 shares at $42.87 per
      share (cost $5,727,247)                                                                                  9,135,227
  MFS VARIABLE INSURANCE TRUST:
    Emerging Growth Series Portfolio--582,149.947 shares at $22.25
      per share (cost $8,827,207)                                                                             12,952,836
    World Governments Series Portfolio--37,864.728 shares at
      $10.79 per share (cost $383,201)                                                                           408,560
    Utilities Series Portfolio--182,705.288 shares at $19.69 per
      share (cost $3,093,489)                                                                                  3,597,467
    Research Series Portfolio--166,119.693 shares at $19.34 per
      share (cost $2,763,885)                                                                                  3,212,754
    Growth with Income Series Portfolio--154,622.070 shares at
      $20.28 per share (cost $2,614,878)                                                                       3,135,736
  MORGAN STANLEY UNIVERSAL FUNDS:
    Asian Equity Portfolio--65,193.646 shares at $5.42 per share
      (cost $395,698)                                                                                            353,348
    Emerging Markets Equity Portfolio--100,118.403 shares at $7.97
      per share (cost $1,069,420)                                                                                797,945
    Global Equity Portfolio--181,539.527 shares at $12.67 per
      share (cost $2,237,744)                                                                                  2,300,107
    International Magnum Portfolio--97,497.917 shares at $11.24
      per share (cost $1,097,834)                                                                              1,095,876
    U.S. Real Estate Portfolio--83,452.264 shares at $9.40 per
      share (cost $909,091)                                                                                      784,450
                                                                                                            ------------
    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                                          $304,244,592
                                                                                                            ============


The accompanying notes are an integral part of these financial statements.

                                    F-I(U)-1


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (UNAUDITED)

STATEMENT OF OPERATIONS:

                                                                              VARIABLE INSURANCE PRODUCTS FUND
                                                                              --------------------------------
                                                                           MONEY           EQUITY
                                                                          MARKET           INCOME            GROWTH
                                                      TOTAL              PORTFOLIO        PORTFOLIO         PORTFOLIO
                                                      -----              ---------        ---------         ---------
                1999
INVESTMENT INCOME:
  Dividend distributions
    received                                          $ 3,279,232          $ 155,548        $ 438,682         $   82,737
  Mortality and expense
    risk charge                                          (655,805)           (29,755)         (66,932)          (110,351)
                                                       ----------           --------          -------         ----------
NET INVESTMENT INCOME (LOSS)                            2,623,427            125,793          371,750            (27,614)
                                                       ----------           --------          -------         ----------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss)
    on investments                                      8,733,219                 --          969,719          5,202,111
  Net change in unrealized
    appreciation (depreciation)                         1,527,450                 --         (802,744)        (1,376,252)
                                                      -----------          ---------        ----------        -----------
NET GAIN (LOSS) ON INVESTMENTS                         10,260,669                 --          166,975          3,825,859
                                                      -----------          ---------         --------         ----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS                                          $12,884,096          $ 125,793        $ 538,725         $3,798,245
                                                      ===========          =========        =========         ==========

STATEMENT OF CHANGES IN NET ASSETS:
                                                                              VARIABLE INSURANCE PRODUCTS FUND
                                                                              --------------------------------
                                                                           MONEY           EQUITY
                                                                          MARKET           INCOME            GROWTH
                                                      TOTAL              PORTFOLIO        PORTFOLIO         PORTFOLIO
                                                      -----              ---------        ---------         ---------
             1999
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS:
   Net investment income
     (loss)                                           $ 2,623,427        $   125,793        $ 371,750         $  (27,614)
   Net realized gain
     (loss) on investments                              8,733,219                 --          969,719          5,202,111
   Net change in unrealized
     appreciation (depreciation)                        1,527,450                 --         (802,744)        (1,376,252)
                                                      -----------        -----------        ----------        -----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS                    12,884,096            125,793          538,725          3,798,245
NET INCREASE (DECREASE) FROM
   POLICYOWNER TRANSACTIONS                             8,707,422          3,853,471         (380,727)           200,080
                                                       ----------         ----------        ----------         ---------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                                          21,591,518          3,979,264          157,998          3,998,325
NET ASSETS AT JANUARY 1, 1999                         282,653,074         11,105,124       29,491,589         46,222,512
                                                     ------------        -----------      -----------        -----------
NET ASSETS AT MARCH 31, 1999                         $304,244,592        $15,084,388      $29,649,587        $50,220,837
                                                     ============        ===========      ===========        ===========



The accompanying notes are an integral part of these financial statements.



                                 F-I(U)-2

VARIABLE INSURANCE PRODUCTS FUND                                         VARIABLE INSURANCE PRODUCTS FUND II
--------------------------------  --------------------------------------------------------------------------------------
                                                                                                                 ASSET
                                              ASSET         INVESTMENT                                          MANAGER
      HIGH INCOME           OVERSEAS         MANAGER        GRADE BOND      CONTRAFUND         INDEX 500        GROWTH
       PORTFOLIO            PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO         PORTFOLIO       PORTFOLIO
       ---------            ---------       ---------        ---------       ---------         ---------       ---------




         $ 792,857           $ 226,340     $ 1,054,568         $178,023      $   68,862         $ 201,036        $ 80,579

           (18,374)            (32,195)        (72,046)         (11,068)        (32,073)          (46,684)         (7,335)
         ---------           ---------      ----------         --------       ---------         ---------         -------
           774,483             194,145         982,522          166,955          36,789           154,352          73,244
         ---------           ---------      ----------         --------       ---------         ---------         -------



            29,640             365,064       1,335,786           55,850         504,989           136,417         133,643

          (436,087)           (148,301)     (2,097,363)        (251,779)        201,025           651,792        (173,261)
         ---------           ----------     -----------       ----------       --------          --------        ---------
          (406,447)            216,763        (761,577)        (195,929)        706,014           788,209         (39,618)
         ---------           ---------      -----------       ----------       --------          --------        ---------


         $ 368,036           $ 410,908      $  220,945         $(28,974)     $  742,803         $ 942,561        $ 33,626
         =========           =========      ==========         =========     ==========         =========        ========


VARIABLE INSURANCE PRODUCTS FUND                                         VARIABLE INSURANCE PRODUCTS FUND II
--------------------------------  --------------------------------------------------------------------------------------
                                                                                                                 ASSET
                                              ASSET         INVESTMENT                                          MANAGER
      HIGH INCOME           OVERSEAS         MANAGER        GRADE BOND      CONTRAFUND         INDEX 500        GROWTH
       PORTFOLIO            PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO         PORTFOLIO       PORTFOLIO
       ---------            ---------       ---------        ---------       ---------         ---------       ---------





       $   774,483            $194,145     $   982,522      $   166,955         $36,789       $   154,352        $ 73,244

            29,640             365,064       1,335,786           55,850         504,989           136,417         133,643

          (436,087)           (148,301)    (2,097,363)         (251,779)        201,025           651,792        (173,261)
         ---------           ----------    -----------         ---------      ---------          --------        ---------

           368,036             410,908         220,945          (28,974)        742,803           942,561          33,626

           332,584          (1,606,838)      (354,077)           45,838         885,122         1,544,883          83,536
         ---------          ----------       ---------         --------        --------        ----------       ---------

           700,620          (1,195,930)      (133,132)           16,864       1,627,925         2,487,444         117,162
         8,261,973          14,620,219      31,833,018        4,447,972      13,739,056        19,829,119       3,305,886
         ---------          ----------      ----------        ---------      ----------        ----------       ---------
       $ 8,962,593         $13,424,289     $31,699,886      $ 4,464,836     $15,366,981       $22,316,563      $3,423,048
       ===========         ===========     ===========      ===========     ===========       ===========      ==========

                                   F-I(U)-3


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (UNAUDITED)

STATEMENT OF OPERATIONS:

                                                                                       ALGER AMERICAN FUND
                                                   -------------------------------------------------------------------

                                                      SMALL                              INCOME AND          MIDCAP
                                                 CAPITALIZATION           GROWTH           GROWTH            GROWTH
                                                    PORTFOLIO            PORTFOLIO        PORTFOLIO         PORTFOLIO
                                                    ---------            ---------        ---------         ---------
                1999
INVESTMENT INCOME:
  Dividend distributions
    received                                            $      --          $      --        $      --         $       --
  Mortality and expense
    risk charge                                           (48,663)           (55,429)         (16,246)           (25,575)
                                                        ---------          ---------       ----------         ----------
NET INVESTMENT INCOME (LOSS)                              (48,663)           (55,429)         (16,246)           (25,575)
                                                        ---------          ---------       ----------         ----------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss)
    on investments                                             --                 --               --                 --
  Net change in unrealized
    appreciation (depreciation)                           146,879          2,624,437          431,755            547,140
                                                        ---------         ----------         --------           --------
NET GAIN (LOSS) ON INVESTMENTS                            146,879          2,624,437          431,755            547,140
                                                        ---------         ----------         --------           --------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATION                                             $  98,216         $2,569,008         $415,509           $521,565
                                                        =========         ==========         ========           ========


STATEMENT OF CHANGES IN NET ASSETS:

                                                                                  ALGER AMERICAN FUND
                                               ------------------------------------------------------------------------

                                                  SMALL                                INCOME AND            MIDCAP
                                             CAPITALIZATION          GROWTH              GROWTH              GROWTH
                                                PORTFOLIO           PORTFOLIO           PORTFOLIO           PORTFOLIO
                                                ---------           ---------           ---------           ---------
             1999
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS:
   Net investment income (loss)                   $  (48,663)         $  (55,429)        $  (16,246)       $   (25,575)
   Net realized gain (loss)
     on investments                                       --                  --                 --                 --
   Net change in unrealized
     appreciation (depreciation)                     146,879           2,624,437            431,755            547,140
                                                     -------          ----------           --------           --------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS                   98,216           2,569,008            415,509            521,565
NET INCREASE (DECREASE) FROM
   POLICYOWNER TRANSACTIONS                         (658,440)          1,156,734            196,033            425,663
                                                    ---------         ----------           --------           --------
TOTAL INCREASE (DECREASE)
   IN NET ASSETS                                    (560,224)          3,725,742            611,542            947,228
NET ASSETS AT JANUARY 1, 1999                     22,261,208          23,348,463          7,001,566         11,285,358
                                                 -----------         -----------         ----------        -----------
NET ASSETS AT MARCH 31, 1999                     $21,700,984         $27,074,205         $7,613,108        $12,232,586
                                                 ===========         ===========         ==========        ===========



The accompanying notes are an integral part of these financial statements.



                                   F-I(U)-4

          ALGER AMERICAN FUND                                        MFS VARIABLE INSURANCE TRUST
-------------------------------------       ---------------------------------------------------------------------------
                                                                                                                GROWTH
                                            EMERGING           WORLD                                             WITH
                            LEVERAGED        GROWTH         GOVERNMENTS      UTILITIES         RESEARCH         INCOME
       BALANCED              ALLCAP          SERIES           SERIES          SERIES            SERIES          SERIES
       PORTFOLIO            PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO         PORTFOLIO       PORTFOLIO
       ---------            ---------       ---------        ---------       ---------         ---------       ---------




            $   --          $       --      $       --         $     --        $     --         $      --        $     --

            (6,524)            (15,473)        (28,342)          (1,006)         (7,394)           (6,425)         (7,083)
         ---------          ----------      ----------          -------         -------           -------         -------
            (6,524)            (15,473)        (28,342)          (1,006)         (7,394)           (6,425)         (7,083)
         ----------         ----------      ----------          --------        --------          -------         -------



                --                  --              --               --              --                --              --

           266,497           1,463,649         442,459           (4,192)        (22,512)           46,931          26,684
         ---------          ----------        --------          --------       ---------          -------         -------
           266,497           1,463,649         442,459           (4,192)        (22,512)           46,931          26,684
         ---------          ----------        --------          --------       ---------          -------         -------


         $ 259,973          $1,448,176        $414,117          $(5,198)       $(29,906)          $40,506         $19,601
         =========          ==========        ========          ========       =========          =======         =======






               ALGER AMERICAN FUND                                       MFS VARIABLE INSURANCE TRUST
          ------------------------------         ----------------------------------------------------------------------
                                                                                                                GROWTH
                                                 EMERGING         WORLD                                          WITH
                              LEVERAGED           GROWTH       GOVERNMENTS      UTILITIES       RESEARCH        INCOME
            BALANCED           ALLCAP             SERIES         SERIES          SERIES          SERIES         SERIES
           PORTFOLIO          PORTFOLIO          PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
           ---------          ---------          ---------      ---------       ---------       ---------      ---------



         $    (6,524)      $    (15,473)      $   (28,342)    $    (1,006)     $    (7,394)    $  (6,425)    $  (7,083)

                  --                 --                 --             --               --             --            --

             266,497          1,463,649            442,459         (4,192)         (22,512)        46,931        26,684
          ----------       ------------         ----------       ---------       ----------      --------     ---------

             259,973          1,448,176            414,117         (5,198)         (29,906)        40,506        19,601

             250,433          2,141,783            323,265       (148,308)         330,310        198,421      (416,803)
          ----------       ------------         ----------      ----------       ---------       --------     ----------

             510,406          3,589,959            737,382       (153,506)         300,404        238,927      (397,202)
           2,725,989          5,545,268         12,215,454        562,066        3,297,063      2,973,827     3,532,938
          ----------       ------------        -----------       --------       ----------     ----------    ----------
          $3,236,395       $  9,135,227       $ 12,952,836       $408,560       $3,597,467     $3,212,754    $3,135,736
          ==========       ============       ============       ========       ==========     ==========    ==========


                                   F-I(U)-5


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (UNAUDITED)

STATEMENT OF OPERATIONS:
                                                                           MORGAN STANLEY UNIVERSAL FUNDS
                                                                           ------------------------------
                                                                                      EMERGING             GLOBAL
                                                               ASIAN EQUITY        MARKETS EQUITY          EQUITY
                                                                 PORTFOLIO            PORTFOLIO           PORTFOLIO
                                                                 ---------            ---------           ---------
                       1999
INVESTMENT INCOME:
   Dividend distributions received                                 $     --               $      --          $      --
   Mortality and expense risk charge                                   (694)                 (1,702)            (4,626)
                                                                   --------                ---------          --------
NET INVESTMENT INCOME (LOSS)                                           (694)                 (1,702)            (4,626)
                                                                   ---------               --------           ---------
REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS:
   Net realized gain (loss)
      on investments                                                     --                      --                 --
   Net change in unrealized
      appreciation (depreciation)                                    11,748                  92,165            (83,349)
                                                                   --------                --------           ---------
NET GAIN (LOSS) ON INVESTMENTS                                       11,748                  92,165            (83,349)
                                                                   --------                --------           ---------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS                                $ 11,054                $ 90,463           $(87,975)
                                                                   ========                ========           =========

STATEMENT OF CHANGES IN NET ASSETS:
                                                                           MORGAN STANLEY UNIVERSAL FUNDS
                                                                           ------------------------------
                                                                                      EMERGING             GLOBAL
                                                               ASIAN EQUITY        MARKETS EQUITY          EQUITY
                                                                 PORTFOLIO            PORTFOLIO           PORTFOLIO
                                                                 ---------            ---------           ---------
                       1999
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS:
   Net investment income (loss)                                   $    (694)           $  (1,702)           $   (4,626)
   Net realized gain (loss) on
      investments                                                        --                   --                    --
   Net change in unrealized
      appreciation(depreciation)                                     11,748               92,165               (83,349)
                                                                   --------             --------              --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                         11,054               90,463               (87,975)
NET INCREASE (DECREASE) FROM
   POLICYOWNER TRANSACTIONS                                           8,294             (116,150)              291,111
                                                                   --------             ---------             --------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                                                        19,348              (25,687)              203,136
NET ASSETS AT JANUARY 1, 1999                                       334,000              823,632             2,096,971
                                                                   --------             --------            ----------
NET ASSETS AT MARCH 31, 1999                                      $ 353,348            $ 797,945            $2,300,107
                                                                  =========            =========            ==========





The accompanying notes are an integral part of these financial statements.


                                   F-I(U)-6

               MORGAN STANLEY UNIVERSAL FUNDS
              ----------------------------------
              INTERNATIONAL            U.S. REAL
                 MAGNUM                 ESTATE
                PORTFOLIO              PORTFOLIO
                ---------              ---------


                $      --              $       --
                   (2,137)                 (1,673)
                 --------               ---------
                   (2,137)                 (1,673)
                 ---------              ----------



                       --                      --

                    3,265                 (33,136)
                ---------               ---------
                    3,265                 (33,136)
                ---------               ---------

                $   1,128               $ (34,809)
                =========               =========





                Morgan Stanley Universal Funds
              ----------------------------------
              International            U.S. Real
                 Magnum                 Estate
                Portfolio              Portfolio
                ---------              ---------



               $   (2,137)           $   (1,673)

                       --                    --

                    3,265               (33,136)
                 --------            ----------

                    1,128               (34,809)

                  161,485               (40,281)
                 --------            -----------

                  162,613               (75,090)
                  933,263               859,540
               ----------            ----------
               $1,095,876            $  784,450
               ==========            ==========


                                    F-I(U)-7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999
                                   (UNAUDITED)


1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a majority-owned affiliate of Ameritas Life Insurance Corp. (ALIC) The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At March 31, 1999, there are twenty-six subaccounts within the Account. Five of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and five invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company. Six of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. Five of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company. Five of the subaccounts invest only in a corresponding Portfolio of Morgan Stanley Universal Funds, Inc. which is a diversified open-end management investment company managed by Morgan Stanley Asset Management, Inc. All five funds are registered under the Investment Company Act of 1940, as amended. Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products.

AVLIC currently does not expect to incur any federal income tax liability attributable to the Account with respect to the sale of variable life insurance policies. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the Account.


2.  BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1998, 1997, and 1996.

                                    F-1(U)-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

     We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company as of December 31, 1998 and 1997, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
February 5, 1999

                                    F-II- 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
                           ASSETS
Investments:
  Fixed maturity securities, available for sale (amortized
     cost $146,650 -- 1998 and $113,158 -- 1997)............  $  150,462   $  115,955
  Equity securities, available for sale (amortized cost
     $2,031 -- 1998 $4,061 -- 1997).........................       2,020        4,135
  Loans on insurance policies...............................      10,949        7,482
  Other invested assets.....................................      10,020        2,206
                                                              ----------   ----------
          Total investments.................................     173,451      129,778
Cash and cash equivalents...................................      12,011       13,711
Accrued investment income...................................       2,425        1,801
Reinsurance recoverable -- affiliates.......................         455          514
Prepaid reinsurance premium -- affiliates...................       2,380        2,298
Deferred policy acquisition costs...........................     121,236       98,746
Other.......................................................       1,695          199
Separate Accounts...........................................   1,709,448    1,265,348
                                                              ----------   ----------
                                                              $2,023,101   $1,512,395
                                                              ==========   ==========
            LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Policy and contract reserves..............................  $    1,681   $      941
  Policy and contract claims................................         625          925
  Accumulated contract values...............................     213,874      154,281
  Unearned policy charges...................................       1,814        1,498
  Unearned reinsurance ceded allowance......................       3,596        3,268
  Federal income taxes --
     Current................................................       2,941        1,466
     Deferred...............................................       8,348        9,326
  Other.....................................................       8,086       10,200
  Separate Accounts.........................................   1,709,448    1,265,348
                                                              ----------   ----------
          Total Liabilities.................................   1,950,413    1,447,253
                                                              ----------   ----------
Commitments and contingencies
STOCKHOLDER'S EQUITY:
  Common stock, par value $100 per share; authorized 50,000
     shares, issued and outstanding 40,000 shares...........       4,000        4,000
  Additional paid-in capital................................      40,370       40,370
  Retained earnings.........................................      27,434       20,180
  Accumulated other comprehensive income....................         884          592
                                                              ----------   ----------
          Total Stockholder's Equity........................      72,688       65,142
                                                              ----------   ----------
                                                              $2,023,101   $1,512,395
                                                              ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                    F-II- 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
INCOME:
Insurance revenues:
  Contract charges..........................................    $42,775    $33,717    $26,345
  Premium-reinsurance ceded.................................     (7,836)    (6,840)    (5,895)
  Reinsurance ceded allowance...............................      3,169      2,752      2,235
Investment revenues:
  Investment income, net....................................     14,052      8,277      3,603
  Realized gains, net.......................................         79        368         19
Other.......................................................      2,269        980        567
                                                                -------    -------    -------
                                                                 54,508     39,254     26,874
                                                                -------    -------    -------
BENEFITS AND EXPENSES:
Policy benefits:
  Death benefits............................................      2,200      1,356        716
  Interest credited.........................................     13,400      7,258      2,736
  Increase in policy and contract reserves..................        740        192        140
  Other.....................................................        222         92         52
Sales and operating expenses................................     15,980     11,641     10,041
Amortization of deferred policy acquisition costs...........     11,847      9,584      5,531
                                                                -------    -------    -------
                                                                 44,389     30,123     19,216
                                                                -------    -------    -------
INCOME BEFORE FEDERAL INCOME TAXES..........................     10,119      9,131      7,658
                                                                -------    -------    -------
Income taxes -- current.....................................      4,000      4,305      3,819
Income taxes -- deferred....................................     (1,135)      (844)      (811)
                                                                -------    -------    -------
       Total income taxes...................................      2,865      3,461      3,008
                                                                -------    -------    -------
NET INCOME..................................................    $ 7,254    $ 5,670    $ 4,650
                                                                =======    =======    =======

The accompanying notes are an integral part of these financial statements.

                                    F-II- 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31
                                                                --------------------------
                                                                 1998      1997      1996
                                                                 ----      ----      ----
Net income..................................................    $7,254    $5,670    $4,650
Other comprehensive income, net of tax:
  Unrealized gains on securities:
     Unrealized holding gains arising during the period (net
      of deferred tax of $185, $378, and ($159) for 1998,
      1997 and 1996, respectively)..........................       343       702      (295)
     Reclassification adjustment for gains included in net
      income (net of deferred tax of $28, $129 and $7 for
      1998, 1997 and 1996, respectively)....................       (51)     (239)      (12)
                                                                ------    ------    ------
  Other comprehensive income (loss).........................       292       463      (307)
                                                                ------    ------    ------
Comprehensive income........................................    $7,546    $6,133    $4,343
                                                                ======    ======    ======

The accompanying notes are an integral part of these financial statements.

                                    F-II- 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                            ACCUMULATED
                                               COMMON STOCK      ADDITIONAL                    OTHER
                                             ----------------     PAID-IN      RETAINED    COMPREHENSIVE
                                             SHARES    AMOUNT     CAPITAL      EARNINGS       INCOME         TOTAL
                                             ------    ------    ----------    --------    -------------     -----
BALANCE, January 1, 1996.................    40,000    $4,000     $ 29,700     $ 9,860      $       436     $ 43,996
  Return of capital......................        --       --       (15,000)         --               --      (15,000)
  Capital contribution from AMAL
    Corporation..........................        --       --        25,670          --               --       25,670
  Net unrealized investment loss, net....        --       --            --          --             (307)        (307)
  Net income.............................        --       --            --       4,650               --        4,650
                                             ------    ------     --------     -------      -----------     --------
BALANCE, December 31, 1996...............    40,000    4,000        40,370      14,510              129       59,009
  Net unrealized investment gain, net....        --       --            --          --              463          463
  Net income.............................        --       --            --       5,670               --        5,670
                                             ------    ------     --------     -------      -----------     --------
BALANCE, December 31, 1997...............    40,000    4,000        40,370      20,180              592       65,142
  Net unrealized investment gain, net....        --       --            --          --              292          292
  Net income.............................        --       --            --       7,254               --        7,254
                                             ------    ------     --------     -------      -----------     --------
BALANCE, December 31, 1998...............    40,000    $4,000     $ 40,370     $27,434      $       884     $ 72,688
                                             ======    ======     ========     =======      ===========     ========

The accompanying notes are an integral part of these financial statements.

                                    F-II- 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
OPERATING ACTIVITIES
Net Income..................................................    $  7,254    $  5,670    $  4,650
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization of deferred policy acquisition costs.........      11,847       9,584       5,531
  Policy acquisition costs deferred.........................     (34,820)    (30,642)    (26,596)
  Interest credited to contract values......................      13,400       7,258       2,736
  Amortization of discounts or premiums.....................         (28)        (40)        (83)
  Net gains on other invested assets........................      (3,732)       (631)         --
  Net realized gains on investment transactions.............         (79)       (368)        (19)
  Deferred income taxes.....................................      (1,135)       (844)       (811)
  Change in assets and liabilities:
     Accrued investment income..............................        (624)       (705)       (306)
     Reinsurance recoverable-affiliates.....................          59        (505)         48
     Prepaid reinsurance premium-affiliates.................         (82)       (142)       (650)
     Other assets...........................................      (1,496)        284        (377)
     Policy and contract reserves...........................         740         192         140
     Policy and contract claims.............................        (300)        819         106
     Unearned policy charges................................         316         255         279
     Federal income tax payable-current.....................       1,475         591        (310)
     Unearned reinsurance ceded allowance...................         328         129         860
     Other liabilities......................................      (2,114)      2,172       3,762
                                                                --------    --------    --------
  Net cash from operating activities........................      (8,991)     (6,923)    (11,040)
                                                                --------    --------    --------
INVESTING ACTIVITIES
Purchase of fixed maturity securities available for sale....     (70,904)    (92,291)    (31,514)
Purchase of equity securities available for sale............          --      (4,311)         --
Purchase of other invested assets...........................      (7,760)     (1,611)         --
Proceeds from maturities or repayment of fixed maturity
  securities available for sale.............................      23,124      25,168       5,307
Proceeds from sales of fixed maturity securities available
  for sale..................................................      14,447      16,419       3,014
Proceeds from the sale of equity securities available for
  sale......................................................       1,979         252          --
Proceeds from the sale of other invested assets.............       3,678          35          --
Net change in loans on insurance policies...................      (3,467)     (3,173)     (1,670)
                                                                --------    --------    --------
  Net cash from investing activities........................     (38,903)    (59,512)    (24,863)
                                                                --------    --------    --------
FINANCING ACTIVITIES
Return of capital...........................................          --          --     (15,000)
Capital contribution........................................          --          --      25,670
Net change in accumulated contract values...................      46,194      69,462      30,257
                                                                --------    --------    --------
  Net cash from financing activities........................      46,194      69,462      40,927
                                                                --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (1,700)      3,027       5,024
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      13,711      10,684       5,660
                                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $ 12,011    $ 13,711    $ 10,684
                                                                ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes..................................    $  2,525    $  3,714    $  4,129

The accompanying notes are an integral part of these financial statements.

                                    F-II- 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, was a wholly-owned subsidiary of Ameritas Life Insurance Corp. (ALIC), until April of 1996 when it became a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by ALIC and 34% owned by AmerUs Life Insurance Company (AmerUs). The Company began issuing variable life insurance and variable annuity policies in 1987, fixed premium annuities in 1996 and equity indexed annuities in 1997. The variable life, variable annuity, fixed premium annuity and equity indexed annuity policies are not participating with respect to dividends.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Other Invested Assets consist of exchange and privately traded options tied to the Standard and Poor's Index and are valued at fair value with changes in the fair value of these investments and realized gains on these investments included in net investment income.

The Company records write-offs or allowances for its investments based upon a evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition. The Company has no write-offs or allowances recorded as of December 31, 1998, 1997 and 1996.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities purchased with remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS

The Company operates separate accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly

                                    F-II- 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

POLICY ACQUISITION COSTS

Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed periodically based on actual experience and changes in assumptions.

                                    F-II- 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
A roll-forward of the amounts reflected in the balance sheets as deferred acquisition costs is as follows:

                                                                         DECEMBER 31
                                                                ------------------------------
                                                                  1998       1997       1996
                                                                --------    -------    -------
Beginning balance...........................................    $ 98,746    $79,272    $57,664
Acquisition costs deferred..................................      34,820     30,642     26,596
Amortization of deferred policy acquisition costs...........     (11,847)    (9,584)    (5,531)
Adjustment for unrealized investment (gain)/loss............        (483)    (1,584)       543
                                                                --------    -------    -------
Ending balance..............................................    $121,236    $98,746    $79,272
                                                                ========    =======    =======

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, entitled "Accounting for Derivative Instruments and Hedging Activities" (SFAS no. 133). The statement requires that all derivatives (including certain derivatives embedded in contracts) be recorded on the balance sheet and measured at fair value. SFAS no. 133 requires that changes in the fair value of derivatives be recognized currently in operations unless specific hedge accounting criteria are met. If such criteria are met, the derivative's gain or loss will offset related results of the hedged item in the statement of operations. A company must formally document, designate and assess the effectiveness of transactions to apply hedge accounting treatment.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, with earlier implementation permitted. The statement must be implemented as of the beginning of a quarter and retroactive application to financial statements of prior periods is prohibited. The Company has not determined the financial statement impact of adopting this statement.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been restated to conform to current year presentation.

                                    F-II- 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ---------------------------
                                                                 1998       1997      1996
                                                                 ----       ----      ----
Fixed maturity securities available for sale................    $ 9,099    $6,622    $3,308
Equity Securities available for sale........................        179       156        --
Loans on insurance policies.................................        590       370       214
Cash equivalents............................................        659       642       618
Other invested assets.......................................      3,732       631        --
                                                                -------    ------    ------
  Gross investment income...................................     14,259     8,421     4,140
Investment expenses.........................................        207       144       537
                                                                -------    ------    ------
  Net investment income.....................................    $14,052    $8,277    $3,603
                                                                =======    ======    ======

Net pretax realized investment gains (losses) were as follows:

                                                                    YEARS ENDED DECEMBER 31
                                                                   -------------------------
                                                                   1998      1997       1996
                                                                   ----      ----       ----
Net gains on disposals of fixed maturity securities
  available for sale........................................       $131      $365       $19
Net gains (losses) on disposal of equity securities
  available for sale........................................        (52)        3        --
                                                                   ----      ----       ---
Net gains on disposal of securities available for sale......       $ 79      $368       $19
                                                                   ====      ====       ===

Proceeds from sales of securities available for sale and gross gains and losses realized on those sales were as follows:

                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                ---------------------------------
                                                                PROCEEDS       GAINS       LOSSES
                                                                --------       -----       ------
Fixed maturity securities available for sale................    $22,282        $433         $302
Equity securities available for sale........................      1,979          --         $ 52
                                                                -------        ----         ----
  Total securities available for sale.......................    $24,261        $433         $354
                                                                =======        ====         ====

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                ---------------------------------
                                                                PROCEEDS       GAINS       LOSSES
                                                                --------       -----       ------
Fixed maturity securities available for sale................    $16,419        $161          $8
Equity securities available for sale........................        252           2          --
                                                                -------        ----          --
  Total securities available for sale.......................    $16,671        $163          $8
                                                                =======        ====          ==

                                                                  YEAR ENDED DECEMBER 31, 1996
                                                                ---------------------------------
                                                                PROCEEDS       GAINS       LOSSES
                                                                --------       -----       ------
Fixed maturity securities available for sale................     $3,014         $30          $--
                                                                 ======         ===          ==

                                    F-II- 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS -- (CONTINUED)
The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                      DECEMBER 31, 1998
                                                      --------------------------------------------------
                                                                       GROSS UNREALIZED
                                                      AMORTIZED       -------------------         FAIR
                                                        COST          GAINS        LOSSES        VALUE
                                                      ---------       ------       ------       --------
U. S. Corporate...................................    $ 98,658        $3,146        $159        $101,645
Mortgage-backed...................................      35,314           430          14          35,730
U.S. Treasury securities and obligations of U.S.
  government agencies.............................      12,678           409          --          13,087
                                                      --------        ------        ----        --------
  Total fixed maturity securities available for
     sale.........................................     146,650         3,985         173         150,462
                                                      --------        ------        ----        --------
Equity securities available for sale..............       2,031            --          11           2,020
                                                      --------        ------        ----        --------
  Total securities available for sale.............    $148,681        $3,985        $184        $152,482
                                                      ========        ======        ====        ========

                                                                      DECEMBER 31, 1997
                                                     ---------------------------------------------------
                                                                       GROSS UNREALIZED
                                                     AMORTIZED       --------------------         FAIR
                                                       COST          GAINS         LOSSES        VALUE
                                                     ---------       ------        ------       --------
U.S. Corporate...................................    $ 75,705        $2,024         $16        $ 77,713
Mortgage-backed..................................      25,518           592          --           26,110
U.S. Treasury securities and obligations of
  U.S. government agencies.......................      11,935           221          24           12,132
                                                     --------        ------         ---         --------
  Total fixed maturity securities available for
     sale........................................     113,158         2,837          40          115,955
                                                     --------        ------         ---         --------
Equity securities available for sale.............       4,061            74          --            4,135
                                                     --------        ------         ---         --------
  Total securities available for sale............    $117,219        $2,911         $40         $120,090
                                                     ========        ======         ===         ========

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 1998 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                AMORTIZED      FAIR
                                                                  COST        VALUE
                                                                ---------    --------
Due in one year or less.....................................    $  3,933     $  3,964
Due after one year through five years.......................      39,120       40,029
Due after five years through ten years......................      54,266       56,034
Due after ten years.........................................      14,017       14,705
Mortgage-backed securities..................................      35,314       35,730
                                                                --------     --------
  Total.....................................................    $146,650     $150,462
                                                                ========     ========

The Company purchases exchange and privately traded options to support certain equity index annuity policyowner liabilities. These derivatives, reflected as other invested assets, are used to manage fluctuations in the equity market risk granted to the policyowners of the equity advantage annuities. These derivatives involve, to varying degrees, elements of credit risk and market risk. Credit risk is the risk of loss from a private party failing to perform according to the terms of the contract. Market risk is the possibility that future changes in market prices may make the derivative less valuable, which offset guarantees granted to policyowners. The options value on the balance sheet reflects the risk of potential loss to the entity.

                                    F-II- 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS -- (CONTINUED)
The Company's outstanding positions, which expire over various terms ranging from 1 to 7 years, shown in notional or contract amounts, along with their cost and estimated fair values, are summarized as follows:

                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                ---------------------------------
                                                                NOTIONAL                   FAIR
                                                                 AMOUNT        COST        VALUE
                                                                --------       ----        -----
Options.....................................................    $18,655       $7,096      $10,020
                                                                =======       ======      =======

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                                 ---------------------------------
                                                                 NOTIONAL                    FAIR
                                                                  AMOUNT        COST        VALUE
                                                                 --------       ----        -----
Options.....................................................      $1,340       $1,544       $2,206
                                                                  ======       ======       ======

3. INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                 YEARS ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                               1998      1997
                                                               ----      ----
Net unrealized investment gains on securities available for
  sale......................................................  $ 1,365   $ 1,080
Deferred policy acquisition costs...........................   36,031    29,271
Prepaid expenses............................................      833       804
                                                              -------   -------
Gross deferred tax liability................................   38,229    31,155
                                                              -------   -------
Future policy and contract benefits.........................   27,810    20,014
Deferred future revenues....................................    1,894     1,668
Other.......................................................      177       147
                                                              -------   -------
Gross deferred tax asset....................................   29,881    21,829
                                                              -------   -------
  Net deferred tax liability................................  $ 8,348   $ 9,326
                                                              =======   =======

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

                                                              YEARS ENDED DECEMBER 31
                                                              ------------------------
                                                              1998      1997      1996
                                                              ----      ----      ----
Federal statutory tax rate..................................  35.0%     35.0%     35.0%
Other.......................................................  (6.7)      2.9       4.3
                                                              ----      ----      ----
  Effective tax rate........................................  28.3%     37.9%     39.3%
                                                              ====      ====      ====

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1995. The Company is currently appealing certain adjustments proposed by the IRS for tax years 1993 through 1995. Management believes adequate provisions have been made for any additional taxes which may become due with respect to the adjustments proposed by the IRS.

                                    F-II- 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

4. RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 1998, 1997 and 1996 was $11,737, $12,082 and $10,922, respectively.

The Company entered into reinsurance agreements (yearly renewable term) with affiliates. Under this agreement, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company paid $4,104, $3,810 and $3,301 of net reinsurance premiums to affiliates for the years ended December 31, 1998, 1997 and 1996, respectively. The Company has received reinsurance recoveries from affiliates of $3,310, $2,260 and $659 for the years ended December 31, 1998, 1997 and 1996, respectively.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby, they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp., a wholly-owned subsidiary of AMAL Corporation. The Company received $93 and $54 for the years ended December 31, 1997 and 1996, respectively, from this affiliate to partially defray the costs of materials and prospectuses. The Company received no recovery to defray these cost for the year ended December 31, 1998. Policies placed by this affiliate generated commission expense of $28,353, $23,232 and $20,373 for the years ended December 31, 1998, 1997 and 1996, respectively.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. BENEFIT PLANS

The Company provides retirement and postretirement medical benefits to qualifying employees. Prior to August 1, 1997 these benefits were provided under plans which covered substantially all employees of Ameritas Life Insurance Corp. and its subsidiaries. Concurrent with the transfer of a significant number of employees to the Company, effective August 1, 1997, AMAL Corporation assumed the benefit obligations associated with these plans.

The Company is included in a multiple employer noncontributory defined benefit plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries and AMAL Corporation and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. Total Company contributions for the years ended December 31, 1998 and 1997 were $163 and $29, respectively. The Company had no full time employees during 1996.

The Company's employees also participate in a defined contribution thrift plan that covers substantially all full time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. Total Company contributions for the years ended December 31, 1998 and 1997 were $47 and $24, respectively. The Company had no full time employees during 1996.

The Company is also included in the postretirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. Prior to August 1, 1997 these benefits were provided under a plan with Ameritas Life Insurance Corp. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible

                                    F-II- 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

5. BENEFIT PLANS -- (CONTINUED)
employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions for the years ended December 31, 1998 and 1997 were $12 and $5, respectively. The Company had no full time employees during 1996.

Expenses for the defined benefit plan and postretirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6. INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was $321, $2,048 and $855 for 1998, 1997 and 1996, respectively. The Company's statutory surplus was $44,589, $45,265 and $44,100 at December 31, 1998, 1997 and 1996, respectively. Effective January 1, 1996 the Company changed reserving methods used for most existing products resulting in an increase in statutory surplus of approximately $20,601. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements.

Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder. On February 28, 1996 the Board of Directors declared a return of paid-in-capital of $15,000 payable by way of a note due on or before August 15, 1996. The note was retired on August 15, 1996. This action was approved by the State of Nebraska Insurance Department and any additional distributions of capital or surplus will require approval of the Insurance Department.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

          FIXED MATURITY SECURITIES AVAILABLE FOR SALE -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

          EQUITY SECURITIES AVAILABLE FOR SALE -- Fair value is determined using an independent pricing source.

          LOANS ON INSURANCE POLICIES -- Fair values for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining

                                    F-II- 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED) terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

          OTHER INVESTED ASSETS -- Fair value is determined using an independent pricing source.

          CASH AND CASH EQUIVALENTS, ACCRUED INVESTMENT INCOME AND REINSURANCE RECOVERABLE -- The carrying amounts equal fair value.

          ACCUMULATED CONTRACT VALUES -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                          DECEMBER 31
                                                        ------------------------------------------------
                                                                 1998                      1997
                                                        ----------------------    ----------------------
                                                        CARRYING                  CARRYING
                                                         AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                        --------    ----------    --------    ----------
Financial assets:
  Fixed maturity securities, available for sale.....    $150,462     $150,462     $115,955     $115,955
  Equity securities, available for sale.............       2,020        2,020        4,135        4,135
  Loans on insurance policies.......................      10,949       10,286        7,482        6,657
  Other invested assets.............................      10,020       10,020        2,206        2,206
  Cash and cash equivalents.........................      12,011       12,011       13,711       13,711
  Accrued investment income.........................       2,425        2,425        1,801        1,801
  Reinsurance recoverable -- affiliates.............         455          455          514          514
Financial liabilities:
  Accumulated contract values excluding amounts held
     under insurance contracts......................     199,585      199,585      144,109      144,109

8. SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products which have separate accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

Amounts in the Separate Accounts are:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                      1998             1997
                                                                   ----------       ----------
Separate Account V..........................................       $  282,653       $  197,729
Separate Account VA-2.......................................        1,426,795        1,067,619
                                                                   ----------       ----------
                                                                   $1,709,448       $1,265,348
                                                                   ==========       ==========

9. COMMITMENTS AND CONTINGENCIES

The Company has a $15,000 unsecured line of credit entered into in September, 1998. No balance was outstanding at any time during 1998.

                                    F-II- 15

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                  BALANCE SHEET
                      (in thousands, except per share data)
                                   (UNAUDITED)

                                     ASSETS
                                                                                       March 31, 1999
                                                                                       --------------
Investments:
   Fixed maturity securities, available for sale
      (amortized cost $158,282)                                                           $   159,300
   Equity securities, available for sale (amortized
      cost $2,031)                                                                              1,844
   Loans on insurance policies                                                                 11,944
   Other invested assets                                                                       11,313
                                                                                           ----------
         Total investments                                                                    184,401
Cash and cash equivalents                                                                      11,667
Accrued investment income                                                                       2,663
Prepaid reinsurance premium--affiliates                                                         2,412
Deferred policy acquisition costs                                                             128,289
Other                                                                                           1,282
Separate Accounts                                                                           1,834,626
                                                                                           ----------
                                                                                           $2,165,340
                                                                                           ==========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
   Policy and contract reserves                                                            $    1,878
   Policy and contract claims                                                                     546
   Accumulated contract values                                                                226,963
   Unearned policy charges                                                                      1,934
   Unearned reinsurance ceded allowance                                                         3,547
   Federal income taxes--
      Current                                                                                   3,023
      Deferred                                                                                  7,308
   Other                                                                                       10,895
   Separate Accounts                                                                        1,834,626
                                                                                            ---------
         Total Liabilities                                                                  2,090,720
   Commitments and contingencies                                                            ---------
STOCKHOLDER'S EQUITY:
   Common stock, par value $100 per share;
      authorized 50,000 shares, issued and
      outstanding 40,000 shares                                                                 4,000
   Additional paid-in capital                                                                  41,870
   Retained earnings                                                                           28,629
   Accumulated other comprehensive income                                                         121
                                                                                           ----------
   Total Stockholder's Equity                                                                  74,620
                                                                                           ----------
                                                                                           $2,165,340
                                                                                           ==========








The accompanying notes are an integral part of these financial statements.

                                   F-II(U)-1


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (in thousands)
                                   (UNAUDITED)



INCOME:
Insurance revenues:
   Contract charges                                                                             $11,634
   Premium-reinsurance ceded                                                                     (1,872)
   Reinsurance ceded allowance                                                                      832
Investment revenues:
   Investment income, net                                                                         3,900
   Realized gains, net                                                                              (51)
Other                                                                                               598
                                                                                                -------
                                                                                                 15,041
                                                                                                -------
BENEFITS AND EXPENSES:
Policy benefits:
   Death benefits                                                                                   843
   Interest credited                                                                              3,120
   Increase in policy and contract reserves                                                         197
   Other                                                                                             59
Sales and operating expenses                                                                     14,225
Amortization of deferred policy
   acquisition costs                                                                             (5,257)
                                                                                                -------
                                                                                                 13,187
                                                                                                -------
INCOME BEFORE FEDERAL INCOME TAXES                                                                1,854
                                                                                                -------
Income taxes--current                                                                             1,289
Income taxes--deferred                                                                             (630)
                                                                                                -------
         Total income taxes                                                                         659
                                                                                                -------
NET INCOME                                                                                      $ 1,195
                                                                                                =======






The accompanying notes are an integral part of these financial statements.


                                   F-II(U)-2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                        STATEMENT OF COMPREHENSIVE INCOME
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (in thousands)
                                   (UNAUDITED)


Net income                                                                                       $1,195
Other comprehensive income, net of tax:
   Unrealized gains on securities:
      Unrealized holding gains arising
         during the period (net of deferred
         tax of $429)                                                                              (796)
      Reclassification adjustment for gains
         included in net income (net of deferred
         tax of $17)                                                                                 33
                                                                                                 ------
   Other comprehensive income (loss)                                                               (763)
                                                                                                 ------
Comprehensive income                                                                             $  432
                                                                                                 ======



The accompanying notes are an integral part of these financial statements.


                                   F-II(U)-3


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                        STATEMENT OF STOCKHOLDER'S EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                          (in thousands, except shares)
                                   (UNAUDITED)

                                                                                                 ACCUMULATED
                                                                     ADDITIONAL                     OTHER
                                               COMMON STOCK           PAID-IN       RETAINED     COMPREHENSIVE
                                               ------------
                                             SHARES       AMOUNT      CAPITAL       EARNINGS        INCOME         TOTAL
                                             ------       ------      -------       --------        ------         -----

BALANCE, January 1, 1999                     40,000       $4,000      $ 40,370      $ 27,434      $    884      $ 72,688
   Capital contribution from
     AMAL Corporation                            --           --         1,500            --            --         1,500
   Net unrealized investment
     loss, net                                   --           --            --            --          (763)         (763)
   Net income                                    --           --             -         1,195            --         1,195
                                             ------       ------       -------      --------      --------      --------
BALANCE, March 31, 1999                      40,000       $4,000      $ 41,870      $ 28,629      $    121      $ 74,620
                                             ------       ------      --------      --------      --------      --------





The accompanying notes are an integral part of these financial statements.


                                    F-II(U)-4


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (in thousands)
                                   (UNAUDITED)



OPERATING ACTIVITIES
Net Income                                                                                      $ 1,195
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Amortization of deferred policy acquisition
    costs                                                                                         3,625
   Policy acquisition costs deferred                                                             (8,882)
   Interest credited to contract values                                                           3,120
   Amortization of discounts or premiums                                                            (49)
   Net gains on other invested assets                                                            (1,009)
   Net realized gains on investment transactions                                                     51
   Deferred income taxes                                                                           (630)
   Change in assets and liabilities:
      Accrued investment income                                                                    (238)
      Reinsurance recoverable-affiliates                                                            455
      Prepaid reinsurance premium-affiliates                                                        (32)
      Other assets                                                                                  413
      Policy and contract reserves                                                                  197
      Policy and contract claims                                                                    (79)
      Unearned policy charges                                                                       120
      Federal income tax payable-current                                                             82
      Unearned reinsurance ceded allowance                                                          (49)
      Other liabilities                                                                           2,810
                                                                                            -----------
   Net cash from operating activities                                                             1,100
                                                                                            -----------
INVESTING ACTIVITIES
Purchase of fixed maturity securities
  available for sale                                                                            (16,718)
Purchase of other invested assets                                                                  (206)
Proceeds from sales,maturities or repayment of
   fixed maturity securities available for sale                                                   5,006
Net change in loans on insurance policies                                                          (995)
                                                                                             ----------
   Net cash from investing activities                                                           (12,913)
                                                                                             ----------
FINANCING ACTIVITIES
Capital contribution                                                                              1,500
Net change in accumulated contract values                                                         9,969
                                                                                             ----------
  Net cash from financing activities                                                             11,469
                                                                                             ----------
   INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                                      (344)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                                                                      12,011
                                                                                              ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                      $11,667
                                                                                              =========

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for income taxes                                                                      $ 1,207




The accompanying notes are an integral part of these financial statements.


                                  F-II(U)-5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999
                                 (in thousands)
                                   (UNAUDITED)


1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by ALIC and 34% owned by AmerUs Life Insurance Company (AmerUs). The Company began issuing variable life insurance and variable annuity policies in 1987, fixed premium annuities in 1996 and equity indexed annuities in 1997. The variable life, variable annuity, fixed premium annuity and equity indexed annuity policies are not participating with respect to dividends.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



2. BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS:

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1998, 1997 and 1996.


                                   F-II(U)-6

Appendix A

Illustrations of Death Benefits and Accumulation Values

The following tables illustrate how the Accumulation Values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the Accumulation Values and Death Benefits of a Policy issued to two Insureds of given ages and specified underwriting risk classifications who pay the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-2 through A-5 illustrate a Policy issued to a male, age 55, under a Preferred rate non-tobacco underwriting risk classification and a female age 55, also under a Preferred non- tobacco underwriting risk classification. This Policy provides for a standard tobacco use and non-tobacco use, and preferred non-tobacco classification. The Accumulation Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insureds were assigned to a different underwriting risk classification.

The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the Death Benefits and the Accumulation Values for uniform hypothetical rates of return shown in these tables. The tables on pages A-2and A-4 are based on the current Cost of Insurance Rates, current expense deductions and the current percent of premium loads. These reflect the basis on which AVLIC currently sells its Policies. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current Cost of Insurance Rates used by AVLIC are at this time equal to the maximum Cost of Insurance Rates for many ages. AVLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current Cost of Insurance Rates actually applied. AVLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The Death Benefits and Accumulation Values shown in the tables on pages A-3 and A-5 are based on the assumption that the maximum allowable Cost of Insurance Rates as described above and maximum allowable expense deductions are made throughout the life of the Policy.


The amounts shown for the Death Benefits, Surrender values and Accumulation Values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment at an equivalent annual rate of .90% (which is in excess of the current equivalent annual rate of .89% of the aggregate average daily net assets of the Fund), and the daily charge by AVLIC to each Subaccount for assuming mortality and expense risks and administrative expenses (which is equivalent to a charge at an annual rate of 0.90% for Policy Years 1-15 and 0.45% thereafter of the average net assets of the Subaccounts). A portion of the brokerage commissions that certain Fidelity Funds pay was used to reduce Funds expenses. In addition, certain Fidelity Funds have entered into arrangements with their custodian whereby interest earned on uninvested cash balances was used to reduce custodian expenses. Without these reductions, expenses would have been higher. The Investment Advisor or other affiliates of the various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items) were in excess of an annual rate of .28% for the Index 500 portfolio, 1.25% for the Alger American Income and Growth and Alger American Balanced portfolios; 1.50% for the Alger American Small Capitalization, Alger American Mid-Cap Growth, Alger American Leveraged All Cap and Alger American Growth portfolios; 1.75% for the MSDW Emerging Markets Equity, 1.20% for the MSDW Asian Equity, 1.15% for the MSDW Global Equity and MSDW International Magnum, 1.10% for the MSDW U.S. Real Estate portfolios of daily net assets. MFS Co. has agreed to bear expenses for the Global Governments Series, subject to reimbursement by the series, such that the series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting Fund expenses and correspond to approximate net annual rates of -1.80%, 4.20%, and 10.20%, respectively, for Policy Years 1-15 and -1.35%, 4.65%, and 10.65% for the Policy Years thereafter.


The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to Separate Account V, since AVLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Death Benefits and values illustrated.
(See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to Separate Account V, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than 15 transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insureds were tobacco users, in substandard risk classifications, or were other ages, or if a higher or lower premium was illustrated.

Upon request, AVLIC will provide comparable illustration based upon the proposed Insureds' ages, sexes and underwriting classifications, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.

                                     BRAVO!
                                       A-1

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                    SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 55                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 55                          Nontobacco                                   Preferred Underwriting Class

                                        PLANNED PERIODIC ANNUAL PREMIUM: $10820
                                         INITIAL SPECIFIED AMOUNT: $1,000,000
                                                DEATH BENEFIT OPTION: A

                                   USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.80% Net)                    (4.20% Net)                     (10.20% Net)
                         --------------------------------------------------------------------------------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------

        1          11361       9309          0    1000000       9909          0  1000000     10508          0   1000000
        2          23290      18377       7557    1000000      20157       9337  1000000     22010      11190   1000000
        3          35816      27189      16369    1000000      30741      19921  1000000     34588      23768   1000000
        4          48967      35735      24915    1000000      41660      30840  1000000     48337      37517   1000000
        5          62777      44006      33186    1000000      52914      42094  1000000     63362      52542   1000000
        6          77277      52986      43256    1000000      65529      55799  1000000     80841      71111   1000000
        7          92501      61653      53003    1000000      78523      69873  1000000     99955      91305   1000000
        8         108487      69991      62421    1000000      91892      84322  1000000    120851     113281   1000000
        9         125273      77987      71497    1000000     105634      99144  1000000    143701     137211   1000000
       10         142897      85641      80231    1000000     119764     114354  1000000    168710     163300   1000000
       11         161403      92932      88612    1000000     134275     129955  1000000    196083     191763   1000000
       12         180834      99859      96619    1000000     149181     145941  1000000    226071     222831   1000000
       13         201237     106392     104232    1000000     164469     162309  1000000    258928     256768   1000000
       14         222660     112533     111453    1000000     180158     179078  1000000    294970     293890   1000000
       15         245154     118234     118234    1000000     196221     196221  1000000    334507     334507   1000000
       16         268773     123970     123970    1000000     213513     213513  1000000    379406     379406   1000000
       17         293572     129114     129114    1000000     231182     231182  1000000    428874     428874   1000000
       18         319612     133565     133565    1000000     249166     249166  1000000    483409     483409   1000000
       19         346954     137276     137276    1000000     267459     267459  1000000    543628     543628   1000000
       20         375662     139973     139973    1000000     285860     285860  1000000    610130     610130   1000000

       25         542228     131323     131323    1000000     375382     375382  1000000   1070577    1070577   1124106
       30         754812      45393      45393    1000000     437905     437905  1000000   1835254    1835254   1927017
       35        1026129          *          *          *     329474     329474  1000000   2996881    2996881   3146725


* In the absence of an additional premium the Policy would lapse.
1) Assumes an annual $10,820 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     BRAVO!
                                       A-2

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                    SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 55                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 55                          Nontobacco                                   Preferred Underwriting Class

                                        PLANNED PERIODIC ANNUAL PREMIUM: $10820
                                         INITIAL SPECIFIED AMOUNT: $1,000,000
                                                DEATH BENEFIT OPTION: A

                              USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.80% Net)                    (4.20% Net)                     (10.20% Net)
                         --------------------------------------------------------------------------------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------

        1          11361       9214          0    1000000       9810          0  1000000     10407          0   1000000
        2          23290      18069       7249    1000000      19831       9011  1000000     21666      10846   1000000
        3          35816      26624      15804    1000000      30128      19308  1000000     33925      23105   1000000
        4          48967      34860      24040    1000000      40688      29868  1000000     47261      36441   1000000
        5          62777      42747      31927    1000000      51488      40668  1000000     61751      50931   1000000
        6          77277      50253      40523    100000062499            52769  1000000     77476      67746   1000000
        7          92501      57331      48681    1000000      73679      65029  1000000     94512      85862   1000000
        8         108487      63918      56348    1000000      84966      77396  1000000    112932     105362   1000000
        9         125273      69934      63444    1000000      96280      89790  1000000    132800     126310   1000000
       10         142897      75286      69876    1000000     107528     102118  1000000    154184     148774   1000000
       11         161403      79875      75555    1000000     118603     114283  1000000    177158     172838   1000000
       12         180834      83593      80353    1000000     129392     126152  1000000    201810     198570   1000000
       13         201237      86327      84167    1000000     139774     137614  1000000    228245     266085   1000000
       14         222660      87948      86868    1000000     149607     148527  1000000    256583     255503   1000000
       15         245154      88282      88282    1000000     158707     158707  1000000    286942     286942   1000000
       16         268773      87513      87513    1000000     167568     167568  1000000    320759     320759   1000000
       17         293572      84889      84889    1000000     175193     175193  1000000    357115     357115   1000000
       18         319612      79974      79974    1000000     181147     181147  1000000    396164     396164   1000000
       19         346954      72238      72238    1000000     184896     184896  1000000    438105     438105   1000000
       20         375662      61074      61074    1000000     185829     185829  1000000    483243     483243   1000000

       25         542228          0          0    1000000     119715     119715  1000000    781154     781154   1000000
       30         754812          *          *          *          *          *        *   1319975    1319975   1385974
       35        1026129          *          *          *          *          *        0   2107683    2107683   2213067


* In the absence of an additional premium the Policy would lapse.
1) Assumes an annual $10,820 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     BRAVO!
                                       A-3

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                 SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 55                                   Nontobacco                           Preferred Underwriting Class
Female Issue Age: 55                                 Nontobacco                           Preferred Underwriting Class

                                        PLANNED PERIODIC ANNUAL PREMIUM: $72740
                                         INITIAL SPECIFIED AMOUNT: $1,000,000
                                                DEATH BENEFIT OPTION: B

                              USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.80% Net)                    (4.20% Net)                     (10.20% Net)
                       ---------------------------------------------------------------------------------------------------
          Accumulated
 End Of   Premiums At   Accumu-     Cash              Accumu-      Cash               Accumu-     Cash
 Policy   5% Interest    lation  Surrender    Death    lation   Surrender   Death     lation    Surrender    Death
  Year     Per Year      Value     Value     Benefit   Value      Value    Benefit     Value      Value     Benefit
  ----     --------      -----     -----     -------   -----      -----    -------     -----      -----     -------

   1         76377          68746     57926   1068746     72977      62157   1072977      77209      66389     1077209
   2        156573         136180    125360   1136180    148942     138122   1148942     162213     151393     1162213
   3        240779         202304    191484   1202304    227998     217178   1227998     255785     244965     1255785
   4        329196         267124    256304   1267124    310257     299437   1310257     358781     347961     1358781
   5        422033         330648    319828   1330648    395837     385017   1395837     472145     461325     1472145
   6        519512         393874    384144   1393874    485885     476155   1485885     597972     588242     1597972
   7        621865         455796    447146   1455796    579544     570894   1579544     736457     727807     1736457
   8        729335         516410    508840   1516410    676937     669367   1676937     888862     881292     1888862
   9        842179         575716    569226   1575716    778197     771707   1778197    1056583    1050093     2056583
   10       960666         633728    628318   1633728    883476     878066   1883476    1241170    1235760     2241170
   11       1085076        690436    686116   1690436    992909     988589   1992909    1444310    1439990     2444310
   12       1215707        745852    742612   1745852   1106658    1103418   2106658    1667882    1664642     2667882
   13       1352870        799955    797795   1799955   1224860    1222700   2224860    1913924    1911764     2913924
   14       1496891        852758    851678   1852758   1347691    1346611   2347691    2184719    2183639     3184719
   15       1648113        904220    904220   1904220   1475277    1475277   2475277    2482722    2482722     3482722
   16       1806896        958622    958622   1958622   1614644    1614644   2614644    2822063    2822063     3822063
   17       1973618       1011675   1011675   2011675   1759859    1759859   2759859    3196898    3196898     4196898
   18       2148676       1063269   1063269   2063269   1911063    1911063   2911063    3610870    3610870     4610870
   19       2332487       1113355   1113355   2113355   2068462    2068462   3068462    4068079    4068079     5068079
   20       2525489       1161622   1161622   2161622   2232006    2232006   3232006    4572782    4572782     5572782

   25       3645268       1368199   1368199   2368199   3143384    3143384   4143384    7996340    7996340     8996340
   30       5074421       1478243   1478243   2478243   4193481    4193481   5193481   13570891   13570891    14570891
   35       6898423       1404284   1404284   2404284   5311185    5311185   6311185   22592923   22592923    23722570


1) Assumes an annual $72,740 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     BRAVO!
                                       A-4

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                 SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 55                                   Nontobacco                           Preferred Underwriting Class
Female Issue Age: 55                                 Nontobacco                           Preferred Underwriting Class

                                        PLANNED PERIODIC ANNUAL PREMIUM: $72740
                                         INITIAL SPECIFIED AMOUNT: $1,000,000
                                                DEATH BENEFIT OPTION: B

                              USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.80% Net)                    (4.20% Net)                     (10.20% Net)
                  -----------------------------------------------------------------------------------------------
          Accumulated
 End Of   Premiums At   Accumu-     Cash              Accumu-      Cash               Accumu-     Cash
 Policy   5% Interest    lation  Surrender    Death    lation   Surrender   Death     lation    Surrender    Death
  Year     Per Year      Value     Value     Benefit   Value      Value    Benefit     Value      Value     Benefit
  ----     --------      -----     -----     -------   -----      -----    -------     -----      -----     -------

   1         76377          68651     57831   1068651     72879      62059   1072879      77108      66288     1077108
   2        156573         135415    124595   1135415    148131     137311   1148131     161356     150536     1161356
   3        240779         200832    190012   1200832    226394     215574   1226394     254042     243222     1254042
   4        329196         264897    254077   1264897    307762     296942   1307762     355997     345177     1355997
   5        422033         327596    316776   1327596    392330     381510   1392330     468125     457305     1468125
   6        519512         388908    379178   1388908    480182     470452   1480182     591416     581686     1591416
   7        621865         448799    440149   1448799    571397     562747   1571397     726944     718294     1726944
   8        729335         507214    499644   1507214    666032     658462   1666032     875873     868303     1875873
   9        842179         564079    557589   1564079    764127     757637   1764127    1039463    1032973     2039463
   10       960666         619307    613897   1619307    865709     860299   1865709    1219088    1213678     2219088
   11       1085076        672799    668479   1672799    970793     966473   1970793    1416247    1411927     2416247
   12       1215707        724452    721212   1724452   1079386    1076146   2079386    1632587    1629347     2632587
   13       1352870        774153    771993   1774153   1191487    1189327   2191487    1869911    1867751     2869911
   14       1496891        821777    820697   1821777   1307078    1305998   2307078    2130190    2129110     3130190
   15       1648113        867151    867151   1867151   1426089    1426089   2426089    2415547    2415547     3415547
   16       1806896        914236    914236   1914236   1555092    1555092   2555092    2739412    2739412     3739412
   17       1973618        958655    958655   1958655   1688003    1688003   2688003    3095627    3095627     4095627
   18       2148676        999979    999979   1999979   1824527    1824527   2824527    3487153    3487153     4487153
   19       2332487       1037705   1037705   2037705   1964273    1964273   2964273    3917181    3917181     4917181
   20       2525489       1071299   1071299   2071299   2106792    2106792   3106792    4389206    4389206     5389206

   25       3645268       1158549   1158549   2158549   2843273    2843273   3843273    7529760    7529760     8529760
   30       5074421       1042399   1042399   2042399   3542829    3542829   4542829   12488440   12488440    13488440
   35       6898423        598845    598845   1598845   4038661    4038661   5038661   20296155   20296155    21310963


1) Assumes an annual $72,740 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     BRAVO!
                                       A-5

                           INCORPORATION BY REFERENCE

The Registrant, Separate Account V purchases or will purchase units from the portfolios of these funds at the direction of its policyholders. The prospectuses of these funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:





                      The Variable Insurance Products Fund
                            Registration No. 2-75010
                     The Variable Insurance Products Fund II
                            Registration No. 33-20773

                             The Alger American Fund
                            Registration No. 33-21722

                          MFS Variable Insurance Trust
                            Registration No. 33-74668

                      Morgan Stanley Universal Funds, Inc.
                            Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC's By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 9th day of July, 1999.


                                        AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                  SEPARATE ACCOUNT V, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor




Attest: /s/Donald R. Stading               By: /s/Lawrence J. Arth
        ---------------------                ---------------------
              Secretary                      Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Variable Life Insurance Company on the dates indicated.



         SIGNATURE                  TITLE                             DATE
         ---------                  -----                             ----


/s/Lawrence J. Arth     Director, Chairman of the Board         July 9, 1999
--------------------     and Chief Executive Officer
   Lawrence J. Arth


/s/William J. Atherton       Director, President and            July 9, 1999
-----------------------      Chief Operating Officer
   William J. Atherton


/s/Kenneth C. Louis      Director, Executive Vice President     July 9, 1999
---------------------
   Kenneth C. Louis


/s/Gary R. McPhail        Director, Executive Vice President    July 9, 1999
--------------------
   Gary R. McPhail


/s/Thomas C. Godlasky       Director, Senior Vice President     July 9, 1999
----------------------       and Chief Investment Officer
  Thomas C. Godlasky


/s/JoAnn M. Martin                 Director, Controller         July 9, 1999
---------------------
   JoAnn M. Martin

         SIGNATURE                  TITLE                             DATE
         ---------                  -----                             ----

/s/Michael G. Fraizer              Director                     July 9, 1999
----------------------
   Michael G. Fraizer


/s/William W. Lester               Treasurer                    July 9, 1999
----------------------
   William W. Lester


/s/Donald R. Stading       Secretary and General Counsel        July 9, 1999
-----------------------
   Donald R. Stading

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

   The facing sheet.
   The prospectus consisting of 44 pages. The undertaking to file reports. The undertaking pursuant to Rule 484. Representation pursuant to Rule 6e-3(T). The signatures.
   Written consents of the following:
     (a) Thomas P. McArdle
     (b) Donald R. Stading
     (c) Deloitte & Touche LLP Independent Auditors

The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2. (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account.*
    (2)   Not applicable.
    (3)   (a) Principal Underwriting Agreement.*
          (b) Proposed form of Selling Agreement.*

          (c) Form of Commission Schedule.

          (d) Amendment to Principal Underwriting Agreement.**
    (4)   Not applicable.

    (5)   (a) Form of Policy.****
          (b) Form of Policy Riders.****

    (6)   (a) Articles of Incorporation of AVLIC.**
          (b) Bylaws of AVLIC.***
    (7)   Not applicable.

    (8)   (a)  Participation  Agreement  in  the  Variable  Insurance   Products
               Fund.**
          (b)  Participation Agreement in the Alger American Fund.**
          (c)  Participation Agreement in the MFS Variable Insurance Trust.*
          (d)  Participation  Agreement in  the  Morgan Stanley Universal Funds,
               Inc.*

    (9)   Not applicable.

    (10)  Form of Application for Policy.


 2.  (a)(b)  Opinion  and Consent of Donald R.  Stading,  Secretary  and General
      Counsel
 3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) of Part I.
 4.  Not applicable.
 5.  Not applicable
 7. (a)(b) Opinion and Consent of Actuary
 8.  Consent of Independent Auditors
 9.  Form of Notice of Withdrawal Right  and Refund pursuant to Rule 6e-3(T) (b)
    (13)(viii) under the Investment Company Act of 1940.**

-------------

*    Incorporated  by  reference  to  the  initial  Registration  Statement  for
Ameritas  Variable   Life  Insurance  Company   Separate   Account V.  File  No.
333-15585,  filed  November 5, 1996.

**   Incorporated   by   reference  to  the   Pre-Effective   Amendment  to  the
Registration    Statement   for   Ameritas   Variable  Life  Insurance   Company
Separate  Account V.  File No. 333-15585,  filed  January 17, 1997.

***  Incorporated  by  reference  to  Pre-Effective   Amendment  No.  1  to  the
Registration   Statement   for   Ameritas  Variable   Life   Insurance   Company
Separate  Account  VA-2, File No. 333-36507,  filed  February 20, 1998.


**** Incorporated  by  reference  to  Pre-Effective   Amendment  No.  1  to  the
Registration   Statement   for   Ameritas  Variable   Life   Insurance   Company
Separate  Account  V, File No. 333-71505,  filed  June 16, 1999.

                                  EXHIBIT INDEX


EXHIBIT                                                               PAGE
-------                                                               ----

1.(3)(c)       Form of Commission Schedule

1.(10)         Form of Application for Policy

2.(a)(b)       Opinion and Consent of Donald R. Stading

7.(a)(b)       Opinion and Consent of Thomas P. McArdle

8.             Consent of Deloitte & Touche LLP